FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

HAPPYNEST REIT, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10928

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1997 Annapolis Exchange Parkway, Suite 300 Annapolis, Maryland (Address of principal executive offices)	21401 (Zip Code)

(410) 956-0447

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in our offering;

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	the impact of the COVID-19 pandemic on our business, financial condition and results of operations;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

●	defaults on or non-renewal of leases by tenants;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside financing;

●	decreased rental rates or increased vacancy rates;

●	the risk associated with potential breach or expiration of a ground lease, if any;

●	the risks associated with our ability to deploy resources needed to comply with reporting requirements;

●	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

●	our failure to successfully operate acquired properties and operations;

●	exposure to liability relating to environmental and health and safety matters;

●	changes in real estate and zoning laws and increases in real property tax rates;

●	failure of acquisitions to yield anticipated results;

●	risks associated with breaches of our data security;

●	our level of debt and the terms and limitations imposed on us by our debt agreements;

●	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

●	our ability to retain our executive officers and other key personnel of our Advisor, our Sponsor and its affiliates;

●	expected rates of return provided to investors;

●	our Sponsor’s and Advisor’s ability to retain and hire competent employees and appropriately staff their operations;

●	legislative or regulatory changes impacting our business or our assets (including changes to SEC guidance related to Regulation A);

●	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures;

●	our compliance with applicable local, state and federal laws, the Investment Company Act and other laws; and

●	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under the “Risk Factors” section in our latest offering circular filed with the U.S. Securities and Exchange Commission (the “Offering Circular”) relating to the Company’s offering of shares of common stock pursuant to Regulation A (our “Offering”), the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

The use of the terms “HappyNest”, the “Company”, “we”, “us” or “our” in this Annual Report refer to HappyNest REIT, Inc. unless the context indicates otherwise.

Item 1.	Business

HappyNest REIT, Inc. a real estate investment trust, or REIT, has been formed for the purpose of providing the opportunity to invest in a low-cost professionally managed portfolio of commercial real estate assets to investors who have, until recently, had limited access to these types of investments.

The mailing address of our principal executive offices is 1997 Annapolis Exchange Parkway, Suite 300, Annapolis, MD 21401. Our website address is www.myhappynest.com. HappyNest is not registered, and does not intend to register, as an investment company under the Investment Company Act of 1940. HappyNest intends to be taxed as a REIT under the amended Tax Reform Act of 1986, beginning with the taxable year ending December 31, 2023.

Investment Strategy

We intend to acquire a diversified portfolio of net lease properties. Although our investment strategy is intended to result in the acquisition of mainly commercial real estate properties, we may also own liquid assets (such as liquid non-real estate assets and securities, including cash and cash equivalents), including pending acquisition of real estate properties, redemption of our shares or payment of dividends, to hedge against interest rate risk, improve liquidity and limit risks associated with market exposure.

We aim to provide our investors with stable and predictable cash distributions with the potential for long-term growth through an increase in the value of our assets. We intend to focus on internet resistant retail assets in highly visible and accessible locations. We will seek investment opportunities with long-term net leases to credit rated tenants with contractual rent increases. By seeking long lease terms we intend to protect stockholders from near-term economic risks and volatility.

The “net” attribute of the leases is intended to increase our predictability of cash flow by assigning the tenant responsibility for variable asset-level operating expenses, including, but not limited to real estate and other taxes, insurance, utilities and property maintenance. This is different than a gross lease where the landlord is required to pay the majority of the property level operating expenses.

Net lease properties typically provide investors with several benefits:

•	Tenants with strong financials have a higher probability of paying their rent on time and in full;

•	Stable cash flow allows for more predictable and regular cash distributions to stockholders;

•	Long-term leases help to insulate investors from short-term economic risks;

•	Corporate lease guarantees help to provide assurances that, unless the tenant files for bankruptcy, rent is paid to the landlord regardless of whether or not the business continues to operate at that location until the end of the contractual term;

•	The tenant assumes responsibility for property level expenses, operating and capital, which helps to limit the volatility of cash flows that may occur from variable expenses associated with other lease structures;

•	Net lease assets have historically tended to maintain a higher transactional velocity in down markets than other real estate investment types;

•	Contractual periodic rent increases help to preserve investor capital by providing a hedge against inflation; and

•	Net lease assets generally have been intended to provide a greater risk premium spread than corporate bonds with equal credit risk and minimal management.

The dollar may continue to experience inflationary pressure that is likely to result in higher rental rates for commercial real estate in the future. While net-leases are generally long-term in nature, landlords will occasionally have the opportunity to renegotiate the in-place rental rates with the tenant at the end of the lease term that are more in-line with the growth in market rates. Stockholders may gain additional value from the portfolio realizing those higher rates, and/or from general market appreciation, preserving their real rates of return.

We may seek to add value to our portfolio through active management and market awareness. Active management may include repositioning underperforming assets, exploiting short-term arbitrage opportunities to take advantage of market pricing inefficiencies, correctly timing sales, and financial structuring.

We reserve the right to pursue other investment types in primary, secondary or tertiary markets if believed to be in the best interest of our stockholders.

Investment Objectives

Our primary investment objectives are to:

•	deliver stable cash distributions at reasonable yields;

•	diversify our portfolio of assets by tenant, type, and/or geography;

•	increase portfolio value over time through appreciation, asset management, and financial structuring; and

•	preserve investor capital regardless of market conditions.

Market Opportunities

It is a widely held belief that real estate investments should be a component of all investors’ portfolios, either as an alternative to or in addition to equities and fixed income securities. While equities offer many benefits, their price volatility carries a great deal of risk. We understand that not everyone wants to deal with volatility, and we believe commercial real estate’s low correlation to public equities makes it an excellent way to diversify an investment portfolio.

Inflation typically increases when the market experiences supply chain shortages and other unfavorable macro-economic conditions. We believe that one of the benefits of investing in equity REITs is the potential to increase rental income along with inflation, making them a potential hedge against inflation and helping investors with capital preservation.

HappyNest intends to continue growing our diversified commercial real estate portfolio, focusing on single-tenant net-leased properties with creditworthy tenants. Our objective is to deliver a combination of stable cash distributions and appreciation. We intend to do this by owning and acquiring properties leased to pandemic and/or internet resistant businesses while increasing portfolio value through active asset management.

Our Advisor

Our Advisor manages HappyNest pursuant to a contract with us. Our Advisor was formed as a New York limited liability company in February 2017, and it is currently a wholly-owned subsidiary of our Sponsor. Our Advisor is responsible for sourcing, acquiring, and managing all real estate investments on our behalf, subject to oversight and approval by our board of directors. Our Advisor sources investment opportunities through various channels, including, but not limited to, our extensive network of owners, developers, lawyers, investment bankers, private equity groups, asset managers, real estate operating companies, REITs, real estate brokers, mortgage brokers, title insurance agencies, and lenders. Our Advisor has a fiduciary duty to us and to our stockholders. The Investment Committee of our board of directors authorizes and approves all investments that we make other than de minimis investments. The Investment Committee is composed of a majority of independent directors.

About the HappyNest Platform

The HappyNest Platform is a proprietary software application developed, owned and operated by our Sponsor, and licensed to us. Investors may download our mobile application on either the Google Play Store or Apple’s App store. The HappyNest Platform provides investors with the ability to:

•	invest directly into our Offering;

•	purchase additional shares of HappyNest pursuant to the Offering;

•	receive dividends, access regular financial reporting, and review information regarding our real estate portfolio, including, but not limited to, location, annual rent, purchase price, yield, lease structure, and a brief explanation of the investment strategy; view investment performance and investment activity;

•	access our Offering Circular and other legal documents;

•	initiate ACH funds transfers;

•	schedule weekly or monthly recurring investments;

•	submit requests for redemptions of our shares; and

•	contact our investor relations.

We have entered into a license agreement with our Sponsor, pursuant to which our Sponsor has granted us a non-exclusive, royalty free license to use the name “HappyNest” and the HappyNest Platform. We will not pay our Sponsor any sales commissions or other fees for hosting our Offering on the HappyNest Platform.

The Sponsor is entitled to charge each HappyNest user account an administrative fee of up to $1 per month. This administrative fee, if any, will be deducted from the bank account linked to the user’s HappyNest account on a monthly basis, and there will be no liability to the Company.

Our Structure

We own all our assets and conduct the majority of operations through HappyNest Operating Partnership, L.P. (the “Operating Partnership”), which was formed in April 2020, which will allow us to operate as an UPREIT. HappyNest does not directly own any real estate properties in the UPREIT structure; rather it owns substantial interests in the Operating Partnership by being the Operating Partnership’s sole general partner and one of the limited partners in the Operating Partnership.

The UPREIT structure is an industry standard structure that we anticipate may provide several advantages in our investment activities compared to all-cash purchasers, when seeking investment opportunities from persons who might not otherwise sell their properties due to unfavorable tax consequences. For example, UPREIT structures allow a property owner to defer taxable capital gains by contributing their property to the Operating Partnership in exchange for limited partnership units in the Operating Partnership, or OP Units. OP Units will be exchangeable by those other property owners on a one for one basis for our shares at a price to be determined by our most recently published NAV at the time of exchange. Those other property owners will also have the right to have HappyNest redeem their OP Units on the same terms as our other stockholders in accordance with our share repurchase program, as described in more detail below. Those exchanges and redemptions will be a taxable event to those other property owners, so those other property owners may choose to exchange or redeem their shares over a period of time to spread out their tax liability over time.

Competition

There are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of investments offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be negatively impacted. Our competitors also may be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Summary of Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully review the “Risk Factors” section in our Offering Circular, which contains a detailed discussion of the material risks that you should consider before you invest in our common stock.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a Maryland corporation that was formed on February 14, 2018, to acquire and manage a diversified portfolio of single-tenant net leased income producing properties, real estate debt, and other real estate related investments. We plan to diversify our portfolio by credit, geography, investment size, and risk to achieve a portfolio of real estate assets that preserve investment capital, provide a steady stream of current income, and achieve conservative capital appreciation over time.

Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in entities that own and operate real estate. We will make acquisitions of our real estate investments directly through HappyNest Operating Partners, L.P., our operating partnership (the “Operating Partnership”), or indirectly through limited liability companies or limited partnerships, including through other real estate investment trusts, or REITs, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of our advisor or other persons.

The number and type of real estate assets we may acquire will depend upon the number of shares sold and the resulting amount of the net proceeds available for investment. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the number of investments owned and the geographic regions in which our investments are located. Consequently, the likelihood of our profitability being affected by the performance of any one of our investments will increase. In addition, if we are unable to raise substantial funds, our fixed operating expenses, as a percentage of gross income, will be higher, which may have a material adverse effect on our ability to pay distributions.

HappyNest Advisors, LLC, our advisor (the “Advisor”), is responsible for sourcing, acquiring, and managing the day-to-day operations of our real estate investments. Our Advisor has the authority to make all of our investment decisions, subject to the direction and oversight of our board, which consists mainly of independent directors.

The current competitive nature of the market for acquisition opportunities in our chosen asset class may present challenges sourcing suitable investments in 2023. Our Advisor is expected to work diligently to source properties and create strategic relationships that enable us to achieve our investment objectives. Changes in the general economy and key interest rate benchmarks may affect the amount a purchaser is capable of paying for real estate assets. The pricing of real estate assets does not generally move in tandem with changes to the capital markets. However, pricing does tend to adjust over time to reflect historical average market risk premiums.

In addition, as a result of the global outbreak of a new strain of coronavirus (“COVID-19”), economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results. The Company is unable to quantify the impact COVID-19 may have on its financial results at this time.

We intend to be taxed as a REIT under the amended Tax Reform Act of 1986, beginning with the taxable year ending December 31, 2023. Should we qualify as a REIT for U.S. federal income tax purposes, we will not be subject to most U.S. federal income tax to the extent we distribute qualifying dividends to our stockholders in accordance with Section 856(c) of the Code. In the event we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Failing to qualify as a REIT could materially and adversely affect our net income and cash available for distribution. We believe we are organized in such a manner and will operate in such a way as to enable us to qualify for treatment as a REIT for U.S. federal income tax purposes for the taxable year ending December 31, 2023 and subsequent tax years.

Because we conduct substantially all of our operations through the Operating Partnership, we will be considered an Umbrella Partnership Real Estate Investment Trust, or UPREIT. Using an UPREIT structure may give us an advantage in acquiring properties from persons who might not otherwise sell their properties because of unfavorable tax results. Generally, a sale of property directly to a REIT, or a contribution in exchange for REIT shares, is a taxable transaction to the selling property owner. However, in an UPREIT structure, a seller of a property who desires to defer taxable gain on the sale of property may transfer the property to the Operating Partnership in exchange for partnership interests in the Operating Partnership potentially deferring a gain for tax purposes.

We present our financial statements and the income, expenses and depreciation on a consolidated basis with our Operating Partnership. All items of income, gain, deduction (including depreciation), loss and credit flow through the Operating Partnership to us as all subsidiary entities are disregarded for federal tax purposes. These tax items do not generally flow through us to our stockholders. Rather, our operating results and net capital gains effectively flow through us to our stockholders as and when we pay distributions.

We will monitor the various qualification tests that we must meet to maintain our status as a REIT. Ownership of our shares will be monitored to ensure that no more 50% in value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals at any time. We also will determine periodically that the gross income, asset and distribution tests as described in the section of our Offering Circular entitled “Federal Income Tax Considerations—Taxation of HappyNest REIT, Inc.— Income Tests, —Assets Tests” and “— Annual Distribution Requirements” are satisfied.

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either our capital resources or the revenues or income to be derived from acquiring commercial real estate properties and other real estate related investments, other than those referred to elsewhere in this Annual Report or our Offering Circular.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offering, cash flow from operations and borrowings under loans and credit facilities.

As of December 31, 2022, the Company had operating capital of $531,625 resulting from current assets of $2,500,192 less non-operating current assets of $1,968,567. For the foreseeable future we will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. Our principal demands for funds will be to purchase real estate properties and make other real estate investments, for the payment of operating expenses and distributions, and for the payment of principal and interest on any indebtedness we incur. Although we depend upon the net proceeds from the sale of our shares of common stock to conduct substantially all of our operations, we may fund our capital requirements from a variety of other sources.

As of December 31, 2022, our indebtedness primarily consisted of expenses reimbursable to our affiliates for the costs incurred by us in connection with our organization and our Offering, fees payable to our affiliates that we incurred in connection with the acquisitions of our investment properties, as well as stock-based compensation expenses.

Once we have acquired a substantial portion of our real estate portfolio with the proceeds from our Offering, we expect that our debt ratio will not exceed 50% (before deducting depreciation or other non-cash reserves). Although our borrowing policy is not to exceed 50% of the portfolio’s net assets (equivalent to 50% of the cost of our assets), we have imposed no limitation on the amount we may borrow for the purchase of individual assets. For example, HappyNest may take on a property level loan at 65% loan-to-cost (LTC) so long as our total portfolio’s debt ratio, including all debt financings and other liabilities, does not exceed our limitations. Any debt financing for investments that will render our debt ratio in excess of 50% must be approved by a majority of our independent directors, or our Conflicts Committee, and disclosed to our stockholders in any subsequent public reports.

In order to qualify as a REIT for income tax purposes we are required to pay minimum annual distributions to our stockholders of at least 90% of HappyNest’s taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). We intend for our investments to provide sufficient available cash flow from operations to pay distributions. Our Advisor may deem, from time to time, our then-current financial condition capable of supporting distributions in excess of the minimum distribution amount. In the event we are required to pay dividends prior to having invested a substantial portion of the net proceeds from our Offering, our Sponsor or Advisor may choose, at their sole discretion, to defer reimbursements and fees due to them in order to increase the capital available for distributions to stockholders. The amount and frequency of fee reimbursements to our Sponsor and Advisor may adversely impact our ability to make future distributions and requires approval of the majority of our independent directors or our Conflicts Committee prior to payment. As of December 31, 2022, our Sponsor has deferred its right to payment in reimbursement for the costs incurred by it or its affiliates in connection with our organization and our Offering.

Although we depend upon the net proceeds from the sale of our shares of common stock to conduct substantially all of our operations, we may fund our capital requirements from a variety of other sources.

Our primary sources and uses of funds may be as follows:

Sources

•	Sale of shares of common stock through our Offering pursuant to Regulation A

•	Sale of shares of common stock through our dividend reinvestment plan

•	Rent payments from our tenants

•	Proceeds from mortgage loans, credit facilities, or other amount borrowed

•	Distribution from investments

Uses

Short-term liquidity and capital requirements:

•	Property level operating expenses, if any

•	Interest and principal payments on mortgage loans, credit facilities, or other debt obligations

•	Distributions to stockholders

•	Fees or reimbursements payable to our Sponsor and Advisor

•	Repurchases of shares under the share repurchase program

•	General and administrative expenses

Long-term liquidity and capital requirements:

•	Acquisitions of new real estate investments

•	Payment of deferred investment property acquisition obligation

•	Interest & principal payments on mortgage loans and credit facility

•	Tenant improvements, leasing commissions, and other capital expenditures

•	Repurchases of shares under the dividend reinvestment plan

Results of Operations

As of December 31, 2022, the aggregate amounts raised by the Company was $2,716,501.

Revenue

For the twelve months ended December 31, 2022 and 2021, the Company’s share of the equity in earnings of its equity method investments in real estate totaled $90,681 and $49,326, respectively, which is recorded within equity in earnings of equity method investment in real estate, net, on the Company’s consolidated statements of operations. The Company’s share of the equity in income from cost method investments in limited partnerships as of December 31, 2022 and 2021 totaled $36,865 and $0, respectively, which is recorded within equity in income from cost method investments in limited partnerships, on the Company’s consolidated statements of operations. The Company also recorded an income expense of $18,596 and $240 in interest income for the twelve months ended December 31, 2022 and 2021, respectively.

Expenses

Asset Management and other fees – related party

For the years ended December 31, 2022 and 2021, the Company incurred asset management fees in the amount of approximately $5,600 and $2,600, respectively, which is recorded within operating expenses on the Company’s consolidated statements of operations. As of December 31, 2022 and 2021, these amounts are included within due to affiliates on the Company’s consolidated balance sheets. The increase in the amount of asset management fee is attributable to investments acquired in 2022, which were not included in the Company’s portfolio for the years ended December 31, 2021.

Acquisition Fee

For the years ended December 31, 2022 and 2021, the Company incurred acquisition fees in the amount of approximately $28,500 and $4,500, respectively, which are recorded within operating expenses on the Company’s consolidated statements of operations. As of December 31, 2022 and 2021, these amounts are included within due to affiliates on the Company’s consolidated balance sheets.

Disposition Fee

There was no disposition fee incurred for the year ended December 31, 2021. The Company incurred a disposition fee in the amount of approximately $24,000 for the year ended December 31, 2022 related to the disposition of the CVS Property, which is recorded within operating expenses on the Company’s consolidated statements of operations. As of December 31, 2022, this amount is also included within due to affiliates on the Company’s consolidated balance sheet.

Property Management Fee

For the twelve months ended December 31, 2022 and 2021, the Company incurred no property management fees.

Advisory Agreement Fee

For the twelve months ended December 31, 2022 and 2021, the Company incurred no advisory fees.

Sponsor and Subscriber Administration Fee

No such fees have been paid or accrued as of December 31, 2022 and 2021, and the Sponsor has not collected or contributed to the Sponsor fee as of December 31, 2022 and 2021.

Stock Compensation Expense

On November 14, 2019, the Company granted 20,000 restricted shares of common stock under the HappyNest REIT, Inc. 2018 Equity Compensation Plan to certain executive Board Members. On July 27, 2020, the Company granted an additional 10,000 restricted shares of common stock to certain executive Board Members. The fair value of the restricted shares granted were based on the fair value of the Company’s stock as determined by management. This resulted in the recognition of stock-based compensation expense of $75,000 being recognized for the years ended December 31, 2022 and 2021, respectively, and is included in operating expenses in the accompanying consolidated statements of operations.

Summary of Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements.

We believe the application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. We base our estimates on industry experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, or if management made different judgments or utilized different estimates.

Our accounting policies are further described in our consolidated financial statements and the accompanying notes included in this Annual Report. See Footnote 3 to our consolidated financial statements.

Recent Developments

Offering

Through December 31, 2022, our ongoing Offering has raised an aggregate of $2,516,501 in capital pursuant to Regulation A (not including the $200,000 received from our sponsor).

Our Sponsor has agreed to defer its right to reimbursement from the Company for the costs incurred by it or its affiliates in connection with our organization and our Offering, which became due upon the Company exceeding the minimum offering amount. This reimbursement is subject to a limit of 3.0% of the aggregate gross offering proceeds of our Offering.

Affiliated Entities

An affiliated entity through common ownership was formed in 2020 and named HappyNest Operating Partnership, L.P. (the “Operating Partnership”). HappyNest contributed $200 in capital contributions for 100% ownership interest in the Operating Partnership, and HappyNest is the sole General Partner of the Operating Partnership.

In September 2021, two affiliated entities through common ownership were formed and named HNR Donna One, LLC (“HNR Donna”) and HNR Salem One, LLC (“HNR Salem”). Both entities are wholly owned subsidiaries of the Operating Partnership.

In July and August 2022, additional affiliated entities through common ownership were formed and named HNR Rainbow I, LLC (“HNR Rainbow”), HNR West Tech LLC (“HNR West Tech”), and HNR Fleetwood LLC (“HNR Fleetwood”), which are all wholly owned subsidiaries of the Operating Partnership.

Assets Acquired or Redeemed

As of December 31, 2022, our portfolio consisted of three tenancy in common investments, and Limited Partnership Investments.

During April 2020, the Company finalized the formation of HappyNest Operating Partnership L.P. (the “Operating Partnership”). The Company is the sole general partner and also a limited partner of the Operating Partnership. The Company also formed HNR Fremont One, LLC (“HNR Fremont”). HNR Fremont is a wholly owned subsidiary of the Operating Partnership.

On April 24, 2020, the Company, through a wholly owned subsidiary of the Operating Partnership, CPI Fremont Three LLC (“CPI Fremont Three”), purchased an indirect 2.67% tenancy in common interest in real property located in Fremont, Indiana (the “Fremont Property”), pursuant to a tenancy in common agreement (the “Fremont TIC Agreement”), for an aggregate investment amount of $250,000. The Fremont Property consists of approximately 42.87 acres of land. A FedEx Freight truck terminal and distribution facility is located on the Fremont Property, with a footprint of approximately 118,526 square feet. The Fremont Property was purchased subject to a lease by FedEx Freight East, Inc. (the “Fremont Lease”).

On June 23, 2020, the Company, through a wholly owned subsidiary of the Operating Partnership, CPI East Hampton III, LLC (“CPI East Hampton III”), purchased a 13.548% tenancy in common interest in real property located in Easthampton, Massachusetts (the “Easthampton Property”), pursuant to a tenancy in common agreement (the “Easthampton TIC Agreement”), for an aggregate investment amount of $252,589. The Easthampton Property consists of an 8,775 square foot commercial building, located on 1.54 acres of land. The Easthampton Property was purchased subject to a lease with CVS, Inc. for usage of the property as a CVS Pharmacy (the “Easthampton Lease”). On December 30, 2022, the CVS Property was sold for a sales price of approximately $6,000,000. Proceeds from the sale totaled approximately $2,260,000, net of repayment of approximately $3,540,000 of outstanding senior loans and closing costs of approximately $200,000. The Company’s final distribution received from the sale totaled approximately $306,000.

On December 4, 2021, HNR Donna purchased an indirect 4.28% tenancy-in-common noncontrolling interest in real property in Austin, TX (the “Kelsey Howard Lane Apartment Homes Property”) for an aggregate investment amount of $150,000. Kelsey Howard Lane Apartment Homes Property is located on approximately 23.63 acres of land and developments are expected to include a 383-unit multifamily community.

On July 6, 2022, HNR Rainbow purchased a 0.66% pro rata share investment in Rainbow Realty Group, II, LLC, pursuant to a subscription agreement for an aggregate investment amount of $300,000. As of December 31, 2022, the Company only paid approximately $204,000 of the total investment amount owed, with the remaining $96,000 being recorded as a liability on the Company’s balance sheet. Rainbow Realty plans to own and lease commercial and industrial real estate properties and to make loans secured by real property to selected borrowers that operate in the cannabis industry or rent to such cannabis operators. Rainbow Realty’s target assets are retail dispensaries and industrial cultivation facilities (and loans secured by such facilities that are) leased to or owned by tenants and/or borrowers in the medical and/or adult use cannabis industry.

On July 12, 2022, HNR West Tech purchased a 1.39% pro rata share investment in West Tech Industrial Property Investors LP, pursuant to a subscription agreement for an aggregate investment amount of $200,000. West Tech Industrial Property Investors LP indirectly acquired and operates the 5-building flex/light industrial/office tech space known as Minneapolis West Tech Industrial Portfolio located in Minneapolis, Minnesota through a 100% ownership interest in West Tech Industrial Property LP.

On July 18, 2022, HNR Salem purchased a 0.5867% pro rata share investment in Founder Class Shares in Trevian Capital Debt Fund, LP (“Trevian Capital Debt”), pursuant to a subscription agreement for an aggregate investment amount of $250,000. Trevian Capital Debt’s primary strategy entails originating senior-secured (first lien) mortgages secured by commercial and multifamily real estate nationwide. These loans are typically in a first lien position and are provided to borrowers whose needs do not meet conventional timing and/or underwriting guidelines.

On August 12, 2022, HNR Fleetwood purchased a 3.48755% pro rata share investment in Fleetwood 3MC, LLC (“Fleetwood 3MC”), pursuant to a subscription agreement for an aggregate investment amount of $200,000. Fleetwood 3MC purchased a 100% ownership interest in the property commonly known as 232 E. 11th Street, Chattanooga, TN 37402, a 161-unit multi-family apartment building.

On October 6, 2022, the Company purchased a 2.50% pro rata share investment in Bonner Carrington Credit Partners I, LLC, pursuant to a subscription agreement for an aggregate investment amount of $400,000.

Capital Raised

Through December 31, 2022, our ongoing Offering has raised an aggregate of approximately $2,716,501 in this offering. In the 12-month period prior to December 31, 2022, we had settled subscriptions for approximately $1,345,834. We are continuing to offer up to $48,654,166 in our common shares, which represents the value of the shares available to be offered as of December 31, 2022, out of the rolling 12-month maximum offering amount of $50 million in our common shares.

Net Asset Value as of December 31, 2022

As of December 31, 2022, our NAV per common share is $10.00. This NAV per common share reflects the current value of our real estate portfolio and our board of directors decision to carry all assets at cost for 12-months. This NAV per common share will be effective until updated by us on or about June 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Advisory Agreement

The Company and the Advisor renewed the Advisory Agreement for a one-year term, effective as of February 19, 2023.

Redemption Plan

During the years ended December 31, 2022 and 2021, we redeemed, in aggregate, approximately 13,278 common shares pursuant to our share redemption plan.

Item 3.	Directors and Officers

Board of Directors

HappyNest operates under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The HappyNest Board is responsible for the management and control of our affairs. In addition, our board has a fiduciary duty to our stockholders to supervise our relationship with our Advisor, who shall manage our day-to-day operations and our portfolio of real estate investments. The HappyNest Board will approve our investments in the targeted properties, communicate with our Advisor, and oversee our operations. Because of the conflicts of interest created by our relationships with our Advisor and various affiliates, many of the responsibilities of the HappyNest Board have been delegated to our independent directors under our Articles of Incorporation and are intended to be delegated to a committee that consists solely of independent directors. This committee is the Conflicts Committee and is discussed below and under “Conflicts of Interest, Certain Conflict Resolution Measures – Conflicts Committee” in our Offering Circular.

We operate under articles of incorporation and bylaws which act as our governing documents. Our directors, including our independent directors, approved the provisions of our articles of incorporation and bylaws by resolutions adopted by unanimous consent prior to our first meeting of the board of directors.

The term of office of each director is one year. Each director will serve until the next annual meeting of stockholders and until his successor has been duly elected and qualified. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast on any matter at any stockholder meeting constitutes a quorum. Under our charter, a majority of the shares entitled to vote and present in person or by proxy at a meeting of stockholders at which a quorum is present is required for the election of the directors at a meeting of stockholders called for that purpose. This means that, of the shares entitled to vote and present in person or by proxy, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to our board of directors. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected.

Although our board of directors may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time. Any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote on the election of directors at any meeting of stockholders called expressly for that purpose. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director(s) shall be removed.

Unless otherwise provided by Maryland law, the HappyNest Board is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the independent directors or the Conflicts Committee will nominate replacements for any vacancies among the independent director positions. Unless filled by a vote of the stockholders as permitted by the Maryland General Corporation Law, a vacancy that results from the removal of a director will be filled by a vote of a majority of the remaining directors. Any vacancy on our board of directors for any other cause will be filled by a vote of a majority of the remaining directors, even if such majority vote is less than a quorum.

Our directors are accountable to us and our stockholders as fiduciaries. This means that our directors must perform their duties in good faith and in a manner each director believes to be in our and our stockholders’ best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must devote only such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

In addition to meetings of the various committees of the board, which committees we describe below, we expect our directors to hold at least four regular board meetings each year. The HappyNest Board has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity, although we expect our Conflicts Committee would act on these matters.

Our general investment and borrowing policies are set forth in the Offering Circular. Our directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and our advisor follow these policies and that these policies continue to be in the best interests of our stockholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in the Offering Circular.

Selection of Our Board of Directors; Independent Directors

In determining the composition of the HappyNest Board, our initial board of directors’ goal was to assemble a group of persons whose individual skills, character, judgment, leadership experience, real estate experience and business acumen would complement each other and bring a diverse set of skills and experiences to our board as a whole. As provided in the NASAA REIT Guidelines, directors must have had at least three years of relevant experience in these fields, and at least one director must have had at least three years of relevant real estate experience. All of our current directors have at least three years’ relevant experience in the real estate business.

Our articles of incorporation provide that a majority of the HappyNest Board must be independent directors. Thomas K. Engberg serves as the Chairman of the HappyNest Board; he, Ryan Severino, Justin Algor, and Allan Grafman are our independent directors. An independent director is a person who meets the requirements set forth in our charter and who is not one of our officers or employees or an officer or employee of our Advisor, our Sponsor or any of their affiliates, and has not been so for the previous two years.

Executive Officers and Directors

We have provided below certain information about our executive officers and directors.

Name	Age	Position
Jesse Prince	40	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer & Director
Thomas K. Engberg	67	Chairman of the Board of Directors
Ryan Severino	47	Director
Lindsay Ornstein	46	Director
Christopher Caltabiano	47	Director
Justin R. Algor	41	Director
Allan Grafman	68	Director

Jesse Prince, Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director – Mr. Prince serves as our Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer and as a member of the HappyNest Board. As our Chief Executive Officer and a principal of our Advisor, Mr. Prince will provide the HappyNest Board with first-hand insights and recommendations on the execution of our business strategy and our operation. Mr. Prince indirectly owns and controls our Advisor, and he has direct ownership and control of our Sponsor. Mr. Prince has more than 10 years’ real estate experience as an investor, investment sales broker, asset manager and consultant and has participated as a principal in real estate transactions valued in excess of $20 million, and as an investment broker in real estate transactions valued in excess of $515 million. Mr. Prince has advised several public and private clients on real estate acquisition and financial strategies. Prior to forming HappyNest, Mr. Prince was responsible for developing one of the top producing investment sales teams at Stan Johnson Company, a single-tenant net lease focused investment advisory firm. Mr. Prince graduated from the United States Military Academy at West Point, managed hundreds of soldiers on multiple combat tours, and was honorably discharged from the Army in 2010 holding the rank of Captain. He holds a Masters in Real Estate Finance from New York University where he graduated with “distinction” and is a licensed New York State Real Estate Broker. Jesse has served on the Board of Governors for the West Point Society of New York and has served on the Military Affairs Committee for the Union League Club.

Thomas K. Engberg, Chairman of the Board of Directors – Thomas Engberg is Chief Investment Officer of Loja Group and Chief Executive of its subsidiary, Loja Real Estate, LLC. Loja is a private equity real estate fund manager focused on retail investments across the U.S. Mr. Engberg is a 35-year veteran of the retail real estate business. Since its inception in 2009 Mr. Engberg has directed Loja in the acquisition of over $450 million in retail properties on behalf of a separate account investor. Prior to joining Loja, Mr. Engberg was Executive Vice President of London based Capital & Counties USA, Inc. where he was responsible for building a retail development program in the Western U.S. During the 10 years preceding his time at Capital & Counties, Mr. Engberg served as Senior Vice President of Regency Centers Corporation where he was in charge of investments for the Northern California region. While at Regency, Mr. Engberg built a team that acquired and developed some 4 million square feet of retail space representing nearly $1 billion in value. Prior to joining Regency, Mr. Engberg was a principal in his own shopping center investment and development company, Douglas Thomas Properties. Mr. Engberg was the Northern California State Director for the International Council of Shopping Centers, and has served on various committees of that organization including Program and Governmental Affairs. He has served as Vice Chairman of the Board of the California Business Properties Association and is a founding member of The Belden Club, a San Francisco-based real estate organization. He is a 1977 graduate of the University of California, Davis with a degree in Economics.

Ryan Severino, Director – Ryan Severino is the chief economist at JLL where he manages the economics team and is responsible for global and regional economic research, analysis and forecasting as well as property market forecasting. Prior to JLL, Ryan served as senior economist and director of research at Reis in the research and economics department, the team responsible for the firm’s market forecasting, valuation, and portfolio analytics services. Ryan also served as the Associate Director of Research at MetLife Real Estate Investments where he was responsible for macroeconomic and real estate market analysis, formulating portfolio strategy, and conducting deal reviews. Before joining MetLife, Ryan served as the Director of Investment Strategy and Market Research at Starwood Capital Group where he directed the entire research effort at the firm. Ryan has also held research positions at Prudential Real Estate Investors and UBS. Additionally, Ryan currently serves as an Adjunct Professor of finance and economics at Columbia University and New York University teaching courses such as Urban Economics, Portfolio and Risk Management, Microeconomics, and Macroeconomics. He also has experience in real estate asset management, portfolio management, and acquisitions. Ryan’s original research has appeared in a number of journals such as the Wharton Real Estate Review and The Real Estate Finance Journal. His assessments of market conditions have appeared in international publications like The Economist, The Wall Street Journal, The New York Times, and The Financial Times and on business networks such as CNBC and Bloomberg. Ryan is a member of the CFA Institute, the American Economic Association, the National Association for Business Economics, ULI, and NCREIF. Ryan holds a master’s degree from Columbia University, where he studied International Finance and Economics, a bachelor’s degree from Georgetown University, where he studied Finance, Japanese, and Economics, and is a CFA Charterholder.

Lindsay Ornstein, Director – Lindsay Ornstein is the co-founder and leader of the Transwestern New York. She also co-leads Transwestern’s New York Nonprofit Practice and Branding Services within the Transwestern Consulting Group. Lindsay’s experience exceeds 20 years and has completed over three million square feet of transactions. She has represented Robin Hood Foundation and their grantees for more than a decade. Recent work includes the co-location feasibility assessment of seven Robin Hood grantees into a shared 100,000 SF space. Lindsay is expert at communicating between nonprofit boards, staff, and funders. Lindsay graduated Summa Cum Laude and top of her class as a communications major from the University of Pennsylvania. Before joining Transwestern in 2011, Lindsay served as a principal and founding member of Centric Real Estate Advisors. Lindsay currently serves as chairman of the Young Men’s/Women’s Real Estate Association and was the 2017 Young Real Estate Professional of the Year.

Christopher P. Caltabiano, Director – Christopher Caltabiano is a Senior Vice President at Northwood Investors, and is responsible for overseeing asset management activities and developing and executing investment strategies for the company’s multi-billion dollar office and mixed use portfolios located in the eastern half of the United States. Prior to joining Northwood, Mr. Caltabiano was a Senior Vice President at Shorenstein Properties, and managed a $2.5 billion office portfolio across the east coast of the United States. Prior to that he a Vice President at AIG Global Real Estate where he was responsible for sourcing new equity investments and managing the East Coast asset management team. Prior to AIGGRE, Mr. Caltabiano served as an associate for Rockwood Real Estate Advisors, and as an analyst and consultant at Bloomberg Financial Markets. He graduated from St. Johns University with a B.S. in Finance, and from NYU Schack Institute of Real Estate with an M.S. in Real Estate Finance.  He has been an Adjunct Assistant Professor at the NYU Schack Institute of Real Estate since 2009 and a frequent lecturer on real estate, capital markets, corporate finance, valuation and risk management at the Fordham University, New York Institute of Finance, Technical University of Berlin and University of Amsterdam. His research on these subjects has been published in the Real Estate Review.

Justin R. Algor, Director – Justin R. Algor is the Chief Operating Officer of Virtu Financial’s Global Execution Services Business, Chief of Staff to the Chief Executive Officer, Chief Executive Officer of Virtu Financial Canada ULC and serves as a Member of the firm’s Management Committee. Justin’s recent focus has been on the acquisition and integration of two multinational agency brokerage and financial markets technology firms with deal value in excess of $2 billion. Prior to joining Virtu, Mr. Algor served in various capacities at Goldman Sachs and J.P. Morgan. Mr. Algor graduated from the United States Military Academy at West Point and served in the capacity of an Infantry Platoon Leader with the 82nd Airborne Division both domestically and abroad on humanitarian relief efforts and in combat operations. Justin was honorably discharged from the Army in 2009 upon completion of his duties as an Infantry Basic Training Company Commander. Justin holds a Masters in Business Administration from The University of Texas at Austin.

Allan Grafman, Director – Mr. Allan Grafman has served as an officer and/or director of a number of companies over the past 35 years. Since January 1996, Mr. Grafman has served as the chief executive officer of All Media Ventures, which he founded and which assists companies with raising capital, identifying market opportunities, licensing brands and developing business. From September 2005 to September 2013, he served as operating partner of Mercury Capital Partners, a private equity investment fund. From 2002 to 2005, Mr. Grafman served as president of Archie Comics. Mr. Grafman also served as president and chief executive officer of Modelwire from 2000 to 2001. Earlier in his career, Mr. Grafman served as executive vice president and chief financial officer of Hallmark Entertainment, vice president and managing director of Tribune Company and vice president and general manager of Disney/ABC/Capital Cities Cable Television. Mr. Grafman served as chairman of the board of Majesco from May 2007 to December 2014. Mr. Grafman is also active in a number of corporate governance advisory boards, including the National Association of Corporate Directors. Mr. Grafman holds masters degrees in finance and economics from Columbia University, and a bachelor of arts degree from Indiana University in Russian language and literature.

Committees of Our Board of Directors

The HappyNest Board may delegate many of its powers to one or more committees. Our charter requires that each committee consist of at least a majority of independent directors. Our board has appointed a Conflicts Committee, which consists solely of independent directors, and an Audit Committee and an Investment Committee, each of which consists of a majority of independent directors.

Conflicts Committee

In order to reduce or eliminate certain potential conflicts of interest, in the future, the board of directors has appointed a Conflicts Committee of the HappyNest Board, which is composed of our independent directors, Thomas Engberg, Ryan Severino and Justin Algor. The Conflicts Committee operates pursuant to a Conflicts Committee charter, which has been adopted by the board of directors to define the committee’s responsibilities. The Conflicts Committee charter authorizes the Conflicts Committee to act on any matter permitted under Maryland law. Both the HappyNest Board and the Conflicts Committee must act upon those conflict-of-interest matters that cannot be delegated to a committee under Maryland law. The Conflicts Committee is also empowered to retain its own legal and financial advisors at our expense.

The Conflicts Committee charter requires that the Conflicts Committee discharge certain board responsibilities, which includes the nomination of independent directors and the compensation of our independent directors. Our Conflicts Committee also discharges the board’s responsibilities relating to the compensation of our executives. Subject to the limitations in our charter and with stockholder approval, the Conflicts Committee may also create stock-award plans.

Audit Committee

The HappyNest Board has appointed an Audit Committee to assist the board in carrying out its responsibility as to the independence and competence of our independent public accountants, which is composed of our independent directors, Thomas Engberg, Ryan Severino, Justin Algor, and Allan Grafman. The Audit Committee operates pursuant to an Audit Committee charter adopted by the board of directors to define the committee’s responsibilities.

Investment Committee

The HappyNest Board has appointed an Investment Committee to assist our board of directors in fulfilling its oversight responsibilities by (i) reviewing and approving each investment we make, (ii) establishing our investment guidelines and policies, and overseeing our investments, and the investment activity of other accounts and funds held for our benefit, and (iii) overseeing the investment activities of our subsidiaries. The Investment Committee consists of three members, including Christopher Caltabiano, and two of our independent directors, Ryan Severino and Justin Algor. The Investment Committee operates pursuant to an Investment Committee charter, which has been adopted by the board of directors to define the committee’s responsibilities.

Compensation of Directors

As of December 31, 2022, the Company granted a total of 30,000 restricted shares of our common stock (“Restricted Stock”) to our six non-employee directors pursuant to the Company’s 2018 Equity Compensation Plan (the “2018 Plan”).

On November 14, 2019, the Company granted 20,000 restricted shares of common stock under the Plan to certain executive Board Members. On July 27, 2020, the Company granted an additional 10,000 restricted shares of common stock to certain executive Board Members. The restricted shares vest ratably over a four-year period, with twenty-five percent of the number of shares vesting on each one-year anniversary of the grant date, provided that the grantee continues to provide their respective services to the Company through the applicable vesting date.

We intend to grant each of our non-employee directors, annually, 2,500 shares of our common stock. The shares to be issued to directors will be restricted securities issued in private transactions in reliance on an exemption from registration requirements of the Securities Act under Section 4(a)(2) thereof, and we have not agreed to file a registration statement with respect to issuance of the shares to the directors. The aggregate number of shares of common stock that may be issued or used for reference purposes or with respect to which awards may be granted to directors will not exceed 5% of our outstanding common shares on a fully diluted basis at any time (subject to adjustment for stock splits, combinations, reclassifications, reorganizations and certain other specified events pursuant to the stock incentive plan).

A director who holds Restricted Stock has all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive distributions on the shares of our common stock. Although distributions will be paid on Restricted Stock, whether or not vested, at the same rate and on the same date as on common stock generally, holders of Restricted Stock are prohibited from selling such shares until they vest.

In addition, we intend to reimburse directors for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Directors who are also executive officers of HappyNest, our Sponsor, or any of its affiliates will receive no compensation for services rendered as a director.

Compensation of Executive Officer

Any of our executive officers who are also employed by our Sponsor or Advisor will be compensated solely by our Sponsor or Advisor, as applicable, and not directly by HappyNest, for any services they perform on our behalf. Because we pay a fee to our Advisor pursuant to our advisory agreement, however, we do indirectly pay costs related to these individuals. Currently, Mr. Jesse Prince, our chief executive officer, is also the chief executive officer of our Sponsor and Advisor. HappyNest does not currently have a chief financial officer and is not actively recruiting one, but may decide to hire an individual to serve in such capacity in the future.

Advisor and Sponsor

Our Advisor is HappyNest Advisors, LLC, a limited liability company formed in the State of New York on February 21, 2017, and our Sponsor is HappyNest Holdings LLC, a Delaware limited liability company (formerly known as Vitellus, LLC) formed on February 1, 2017. Our Advisor was originally named Crown Prince Holdings, LLC, and was wholly-owned by Jesse Prince. It has not previously had any operations. On March 5, 2018, the entity’s name was changed to HappyNest Advisors, LLC, and on March 8, 2018, Mr. Prince contributed 100% of the ownership interests in our Advisor to our Sponsor. Our Sponsor was formed on February 1, 2017. Our Sponsor and our Advisor are both headquartered at 1997 Annapolis Exchange Parkway, Suite 300, Annapolis, Maryland 21401. Our Advisor has contractual and fiduciary responsibilities to us and our stockholders.

All of our administrative functions and operations are managed and performed by our Advisor and its affiliates. Certain of our directors and executive officers are also executive officers of our Advisor and our Sponsor. We entered into an advisory agreement, (the “Advisory Agreement”), with our Advisor, which was unanimously approved by our board, including our independent directors, and which appointed our Advisor to manage, operate, direct and supervise our operations. In connection with advising us and managing our operations, our Advisor will face conflicts of interest. See “Risk Factors — Risks Related to Conflicts of Interest” in our Offering Circular. Our Advisor is subject to the supervision of the HappyNest Board and provides only the services that are delegated to it. Our independent directors are responsible for reviewing the performance of our Advisor and determining that the compensation to be paid to our advisor is reasonable in relation to the nature and quality of services performed and that our investment objectives are being carried out.

Advisory Agreement

Under our Advisory Agreement with the Advisor, the obligations of our Advisor include:

Investment Advisory and Acquisition

•	Source and acquire assets that are consistent with our overall investment strategy to ensure the portfolio provides stockholders with diversification and sufficient cash flow for distributions;

•	Advise HappyNest on market conditions and its potential impact on the portfolio’s performance;

•	Supervise our debt financing strategies;

•	Source and negotiation joint ventures, limited partnerships and other co-investment relationships;

•	Conduct due diligence and underwriting for potential investments, including by obtaining information regarding the market, property, tenant, lease terms, and capital markets;

•	Prepare reports describing the merits and risks of acquisition opportunities along with recommendations to facilitate our boards’ consideration of such potential acquisitions;

•	Negotiate and execute, subject to Board approval, all agreements related to investments approved by the board; and

•	Manage the transaction process, including coordinating with third-party vendors such as legal, engineers, consultants, lenders, and co-investors to ensure the successful completion of approved investments.

Asset Management

•	Monitor market reports and property conditions to help our portfolio achieve desired performance and return metrics;

•	Develop and implement a strategy for managing property and portfolio level administration, operation, leasing, marketing, financing, capital improvements, refinancing and dispositions;

•	Identify, interview, and select persons necessary to help enable the Advisor to perform its obligations under the Advisory Agreement, including, but not limited to, lawyers, accountants, lenders, depositories, developers, property management companies, construction companies, technical managers, corporate fiduciaries, insurance agents, agents for collection, and escrow agents;

•	Coordinate and manage relationships between us and any of our co-investment partners;

•	Coordinate and manage tenant relationships and use commercially reasonable efforts to enforce HappyNest’s rights as landlord in the event of a default;

•	Monitor the management, operation and maintenance of the Property to assure that properties are being operated and maintained in an efficient, economic and satisfactory manner;

•	Consult with respect to the underwriting, analysis and budgeting of financing or borrowing arrangements or hedging activities undertaken with respect to our assets; and

•	Perform other services as may be requested by our Board of Directors and agreed to by our Advisor, from time to time, relating to our assets.

Financing Services

•	Source and negotiate terms for financing agreements;

•	Identify, source, and manage relationships with various third-party brokers, lenders, and other capital sources; and

•	Manage debt and/or equity financing transactions from inception to completion.

Disposition

•	Manage and execute asset dispositions, sales and liquidity transactions approved by the Board of Directors; and

•	Identify and recommend asset disposition opportunities to the Board of Directors that will be accretive to the value of our assets.

Stockholder Services

•	Determine and authorize cash distributions and dividend reinvestments in accordance with our distribution policy and dividend reinvestment plan;

•	Manage investor relations and notify stockholders of written and electronic reports through the HappyNest Platform; and

•	Approve and manage share repurchase requests in accordance with our share repurchase policy.

Accounting Services

•	Maintain accounting data necessary to prepare and file periodic reports required by the SEC and other regulatory agencies;

•	Keep and maintain our books and records;

•	Provide cash management services; and

•	Coordinate with third parties, including, but not limited to, tax and compliance services, risk management services, independent accountants, and consultants for all IRS and tax-related matters.

Other Administrative Services

•	Perform administrative functions required to manage our day-to-day operations;

•	Monitor all required reporting and stockholder records are being maintained by our transfer agent in accordance with applicable law;

•	Provide the Board of Directors with updates on any regulatory changes that may affect our compliance requirements;

•	Monitor our compliance with tax requirements relating to our status as a REIT;

•	Coordinate with transfer agent with regards to any distributions, special dividends, or other payments to stockholders; and

•	Acquire appropriate insurance coverage.

See “Compensation”, for a detailed discussion of the fees and reimbursements payable to our Advisor under the Advisory Agreement.

Our Advisory Agreement has an initial term of twelve months from the date of our Offering, with annual renewals thereafter unless earlier terminated, with or without cause, by the action of a majority of the independent members of the HappyNest Board on at least 60 days’ notice (following the initial 12-month term). There are no limits on the number of renewal terms for our Advisory Agreement. There are no penalties to HappyNest for termination of our Advisory Agreement by our board. Our Advisor is bound by the terms of the Advisory Agreement to cooperate with any notice of termination from our board and, upon receipt of a notice of termination, to take all necessary steps to ensure an orderly transition of advisory functions to any successor.

It is the duty of our board of directors to evaluate the performance of our Advisor before renewing the Advisory Agreement. The criteria used in such evaluation will be reflected in the minutes of the meeting at which the performance and criteria are discussed. Our board will determine that any successor entity possesses sufficient qualifications to perform the advisory functions and that the compensation provided for in the Advisory Agreement is justified.

Our Advisor and its affiliates expect to engage in other business ventures and, as a result, they will not dedicate their resources exclusively to our business. However, pursuant to the Advisory Agreement, our Advisor must devote sufficient resources to our business to discharge its obligations to us. Our Advisor may assign the Advisory Agreement to an affiliate upon our approval. We may assign or transfer the Advisory Agreement to a successor entity.

Fees and Compensation to our Sponsor, Advisor and Independent Board Members

Our Advisor manages our day-to-day affairs and our portfolio of real estate investments, subject to the supervision of our board. The following table summarizes all of the compensation and fees that we pay to our Advisor and its affiliates (including our Sponsor), including amounts to reimburse their costs in providing services, and amounts that we pay to our independent directors. The following projections assume we raise $50 million by selling 5,000,000 shares of common stock in our Offering at a price of $10.00 per share.

Type of Compensation	Determination of Amount	Maximum Amount from Offering (5,000,000 Shares Sold)

Organization and Offering Stage

Organization and Offering Expenses	Our Sponsor pays organization and offering expenses on our behalf in connection with the offering of our shares. We reimburse our Sponsor for these costs and future organization and offering costs it may incur on our behalf, up to a maximum of 3.0% of the aggregate gross offering proceeds	$1,500,000

Acquisition, Operations and Disposition Stage

Asset Management Fee	A monthly fee of 0.0417% of our “total invested value” as of the immediately preceding September 30 or March 31 (0.50% on a per annum basis), payable to our Advisor. “Total invested value,” for any period, means the aggregate book value of our assets before reserves for amortization and depreciation, impairments or other similar non-cash reserves.	Not determinable at this time

Acquisition Fee*	3.0% of the contract price of a property (including all fees and expenses, other than those of the Advisor for which HappyNest is not responsible). Such fees and expenses will not exceed an amount that would result in HappyNest paying more than 6.0% of the contract price of a property when aggregated with all other broker fees paid by or on behalf of HappyNest in connection with such acquisition excluding fees and expenses. This fee will be paid to our Advisor upon each real estate investment or any other investment by HappyNest.	Not determinable at this time

Disposition Fee	3.0% of contract price of a property (including all fees and expenses). Such fees and expenses will not exceed an amount that would result in HappyNest paying more than 6.0% of the contract price of a property when aggregated with all other broker fees paid by or on behalf of HappyNest in connection with such acquisition excluding fees and expenses. This fee will be paid to our Advisor upon each disposition by HappyNest.	Not determinable at this time

Property Management Fee	Our Properties are intended to be triple-net single tenant properties with limited property management responsibilities. However, if our Advisor or its affiliates provides property management services for our real estate investments, we will pay fees up to 1.0% of effective gross revenues from the property being managed. We also will reimburse our Advisor or its affiliates for property-level expenses that it pays or incurs on our behalf. This does not include the Advisor’s overhead, employee costs borne by the Advisor, utilities or technology costs. Our Advisor or its affiliates may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services.	Not determinable at this time

Other Operating Expenses	We reimburse our Advisor for out-of-pocket expenses of third parties in connection with providing services to us. This does not include the Advisor’s overhead, employee costs borne by the Advisor, utilities or technology costs. The expense reimbursements that we pay to our Advisor also include expenses incurred by our Sponsor in the performance of services under the shared services agreement between our Advisor and our Sponsor, including any increases in insurance attributable to the management or operation of our Company.	Not determinable at this time

Additional Fees and Compensation

Independent Director Compensation	We have granted each of the non-employee members of our board an initial equity grant of 5,000 restricted shares of common stock, of which 5,000 shares have currently vested. In addition to the initial grant of restricted shares of common stock, we intend to grant members of our board 2,500 restricted shares of common stock each annually. In addition, we reimburse directors for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.	Assuming a value of $10.00 per share of common stock, and assuming that the 5% limit has not been reached, $300,000 represents the aggregate value of the initial grant of restricted common shares, and $150,000 represents the aggregate value of the annual grant of restricted common shares (assuming we continue to have six non-employee board members).

In addition, our Sponsor is entitled to charge each HappyNest account user an administrative fee of up to $1 per month. The administrative fee, if any, will be deducted from the bank account that is linked to the user’s HappyNest account, on a monthly basis. This administrative fee is not payable by the Company.

* Several of the fees we pay our Advisor are a percentage of the purchase price or value of an investment, and these fees will be greater to the extent we fund acquisitions through the incurrence of debt which, along with our other liabilities, we expect to represent no more than 50% of our total net assets (before deducting depreciation and other non-cash reserves and non-cash items). As of December 31, 2022 we have incurred approximately $48,000 in acquisition fees. Sponsor and Advisor have chosen, at their sole discretion, to defer acquisition fees, in order to increase the capital available for distributions to stockholders. Although not yet paid, the aforementioned deferred fee remains as an expense payable to the Advisor.

Additionally, we will reimburse our Advisor for all of the costs incurred by it or its affiliates in connection with our organization and the Offering, subject a limit of 3.0% of the aggregate gross offering proceeds of this offering. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) amounts to reimburse our Advisor and its affiliates (including our Sponsor) for all marketing related costs and expenses; (ii) personnel employed to respond to inquiries from prospective stockholders; and (iii) facilities and technology costs, insurance expenses and other costs and expenses associated with our Offering and marketing of our shares of common stock. The expenses and payments subject to reimbursement by us include personnel and related direct employment or overhead costs related to existing / prospective investor relations of our Advisor and its affiliates.

If (i) we request that our Advisor perform services that are outside of the scope of the Advisory Agreement or (ii) there are changes to the regulatory environment in which we and our Advisor operate that significantly increases the level of services performed by our Advisor, such that the costs and expenses borne by our Advisor for which it is not entitled to separate reimbursement, such services will be separately compensated at rates and in amounts as are agreed to by our Advisor and our independent directors.

Initial Investment by Our Sponsor

Our Sponsor purchased 100 shares of our common stock at a purchase price of $10.00 per share, for an aggregate purchase price of $1,000 in connection with our formation. On November 2, 2019, our Sponsor purchased an additional 19,900 shares of our common stock, at $10.00 per share, in a private placement. Although nothing prohibits our Sponsor or its affiliates (including our Advisor) from acquiring additional shares of our common stock, neither our Sponsor nor any of its affiliates (including our Advisor) currently has any options or warrants to acquire any additional shares of our common stock other than as described above. Our Advisor is currently owned and controlled by our Sponsor.

Management Decisions

The primary responsibility for the management decisions of our Advisor, including the selection of real estate investments to be recommended to the HappyNest Board, the negotiation for these investments and asset management decisions, resides in Mr. Prince. All proposed investments that exceed de minimis amounts established by our board, including a majority of our independent directors, must be approved by at least a majority of our board, including a majority our independent directors. Unless otherwise provided by our articles of incorporation, the independent members of our board may approve a proposed investment without action by our full board of directors if the approving members of the independent members of our board constitute at least a majority of our total board of directors.

License Agreement

We have entered into a license agreement with our Sponsor, pursuant to which our Sponsor has granted us a non-exclusive, royalty free license to use the name “HappyNest” and the HappyNest Platform. We will conduct our Offering on the HappyNest Platform, which will host our Offering in connection with the distribution of the common shares offered pursuant to our Offering Circular. The HappyNest Platform is owned and operated by our Sponsor. We will not pay our Sponsor any sales commissions for hosting our Offering on the HappyNest Platform. Although the Sponsor intends to host other offerings in the future, this is the inaugural offering on the HappyNest Platform. We will have no rights to use the name “HappyNest” other than with respect to those granted by the license. In the event that we terminate our agreement with the Advisor, we would be required to change our name and cease use of the HappyNest Platform.

2018 Equity Compensation Plan

We have adopted the 2018 Equity Compensation Plan (the “Plan”) effective as of December 2018. Under such plan, we may grant equity-based incentive awards, including options, restricted stock, and other stock-based awards, to any directors, employees, advisors, and consultants that provide services to us or any of our subsidiaries on terms and conditions that are from time to time determined by us. An aggregate of 750,000 shares of our common stock are reserved for issuance under the Plan (which is 15% of the maximum offering amount). The purpose of the Plan is to provide financial incentives for selected directors, employees, advisors, and consultants of the company, thereby promoting the long-term growth and financial success of the company. The vesting schedule and restrictions on transferability for such shares will be determined by our Board of Directors in connection with each such award. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of service or the satisfaction of pre-established criteria, in such installments or otherwise, as our Board of Directors may determine. As of December 31, 2022, 30,000 shares have been granted under the Plan.

Liabilities and Indemnification of our Sponsor, Advisors, Officers, and Directors

To the extent permitted by Maryland law, our charter requires us to indemnify our Sponsor, Advisors and our and their officers, directors, and affiliates, or collectively Indemnified Persons, for losses incurred through their service to us in that capacity. Our obligation to indemnify Indemnified Persons is subject to the following conditions:

•	the party seeking indemnification acted in a manner which it believed to be in our best interests;

•	the party seeking indemnification was acting on our behalf in their official capacity;

•	in the case of an independent director, the liability or loss was not the result of gross negligence or deliberate misconduct by the independent director;

•	in the case of a non-independent director, our Advisor, our Sponsor or one of their affiliates, the liability or loss was not the result of negligence or misconduct by the party seeking exculpation or indemnification; and

•	the indemnification is recoverable only out of our net assets and not from assets of our stockholders.

We are restricted from providing indemnification of our directors, our Advisor, our Sponsor, and their affiliates for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations;

•	the claims have been dismissed on the merits by a court of competent jurisdiction; or

•	a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

The advancement of funds to our directors, Sponsor, Advisor or affiliates for any costs incurred, including, but not limited to legal expenses, as a result of any legal action requiring indemnification shall only be permissible if all of the following conditions are satisfied:

•	the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf;

•	the legal action is initiated by a third party who is not one of our stockholders; or

•	the legal action is initiated by stockholders acting in his or her capacity as a stockholder with the advancement receiving approval by a court of competent jurisdiction.

Our directors, Sponsor, Advisor or affiliates will be liable for repayment of any advanced funds, including any applicable legal rate of interest accrued, if it is determined that their actions should not be entitled to indemnification. We have purchased and maintain liability insurance on behalf of all of our directors and officers for claims asserted against them while acting within their official capacity, but will not cover any actions found to be ineligible for indemnification by a court of competent jurisdiction. The expenses incurred by the Company in connection with purchasing insurance have been paid for by the Sponsor.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of our common stock as December 31, 2022 for (i) each person or group that holds more than 5% of our common stock, and (ii) for the executive officers and directors of our company as a group.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 1997 Annapolis Exchange Parkway, Suite 300, Annapolis, Maryland 21401.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned		Percent of All Shares
5% Stockholders
HappyNest Holdings LLC (2)	22,217	(2)	8.18%

Officers and Directors
All executive officers and directors as a group (7 persons) (3)	53,625		19.74%

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Messrs. Prince and Sessa, the co-founders of our Sponsor jointly hold voting and dispositive power with respect to all securities owned by our Sponsor.

(3)	Director of the Company. The number of shares includes 5,000 Restricted Stocks granted to each non-employee director under the 2018 Equity Compensation Plan. See Item 3. “Directors and Officers — Compensation of Directors”.

Item 5.	Interest of Management and Others in Certain Transactions

We are subject to various conflicts of interest arising out of our relationship with our Sponsor, our Advisor and their affiliates, some of whom serve as our executive officers and directors. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to ameliorate some of the risks posed by these conflicts.

General

Mr. Prince is our Chief Executive Officer and a member of our board of director. Additionally, he is the Chief Executive Officer of our Advisor and a principal of our Sponsor. In the future, other key real estate professionals that may join our us or our Advisor may also become key professionals of our Sponsor. In such capacities, Mr. Prince, and such other individuals have, or will have, as the case may be, legal obligations with respect to our Advisor and/or our Sponsor, as applicable, that are similar to their obligations to us. In the future, these individuals and other affiliates of our Advisor and Sponsor may organize other real estate-related or debt-related programs and acquire for their own account real estate-related investments that may be suitable for us.

Allocation of Investment Opportunities

Our Sponsor may in the future establish and sponsor additional offerings, and our Advisor may in the future advise investment vehicles, including offerings and investment vehicles that pursue investment strategies similar to ours. If a sale, financing, investment or other business opportunity would be suitable for more than one of either of their sponsored or advised programs, our Sponsor or Advisor, as applicable in each such case, will allocate it according to the policies and procedures adopted by our Sponsor and Advisor.

The policies of each of our Sponsor and Advisor generally are to allocate investment opportunities to their sponsored and advised programs on an equitable and fair basis, based on a variety of criteria, including, among other things, size of account and consistency with a program’s investment guidelines and strategies. However, conflicts of interest could arise in connection with transactions our Sponsor or Advisor effects on behalf of HappyNest, transactions our Sponsor or Advisor effect for other programs, and transactions that our Sponsor or Advisor or their affiliates engages in for his own account. Transactions entered into on behalf of these various parties may differ in substance, timing, and amount, due to, among other things, differences in investment objectives, abilities to take advantage of particular investment opportunities, or other factors affecting the appropriateness or suitability of particular investment activities. Differences could also be due to limitations on the size or availability of particular opportunities.

Our Sponsor and Advisor will allocate investments among the various programs in a manner they believe to be as fair and equitable as possible, considering each program’s objectives, limitations and capital available for investment, but programs may not all invest in the same financial instruments or in the same proportionate amounts. Although in any particular allocation of a transaction or series of transactions, we may be treated more or less favorably than other programs sponsored or advised by our Sponsor or advised by our Advisor, they will seek to treat HappyNest and their other sponsored or advised programs equitably on an overall basis. However, although the goal of our Sponsor and Advisor is to be fundamentally fair on an overall basis with respect to all programs, there can be no assurance that on an overall investment-by-investment basis a particular program will not be treated more favorably than another. Our Sponsor and Advisor will not knowingly or deliberately favor any sponsored program over another, although various factors may result in our company and such other programs achieving different results.

There also is the possibility that we will invest in opportunities that our Sponsor or Advisor has declined to invest in for other programs it has sponsored or advised on, and that these other programs may invest in opportunities not selected for investment by us.

Allocation of Time

We rely on our Sponsor and Advisor’s key professionals— presently, Mr. Prince and Mr. Sessa— for the day-to-day operation of our business. As a result of each of their interests in other entities that may be sponsored by our Sponsor or advised by our Advisor, as may exist in the future from time to time, each of their obligations to other investors and the fact that each of them may engage in other business activities on behalf of themselves and others, Mr. Prince and Mr. Sessa may face conflicts of interest in allocating their time among us, our Advisor, such other affiliates of our Sponsor or Advisor as may exist in the future from time to time, and such other business activities as either of them are involved in from time to time.

Receipt of Fees and Other Compensation by our Advisor and its Affiliates

Our Advisor will receive substantial fees from us, which fees will not be negotiated at arm’s length. These fees could influence our Advisor’s advice to us as well as the judgment of affiliates of our Advisor, some of whom also serve as our Advisor’s officers and as key members of our Sponsor. Among other matters, these compensation arrangements could affect their judgment with respect to:

●	the continuation, renewal or enforcement of provisions in our charter involving our Advisor and its affiliates;

●	public offerings of equity by us, which will likely entitle our Advisor to increased acquisition fees and asset management fees;

●	acquisitions of investments at higher purchase prices, which entitle our Advisor to higher acquisition fees, regardless of the quality or performance of the investment;

●	whether we seek stockholder approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and the key members of our Sponsor or Advisor who are performing services for us for consideration that would be negotiated at that time and may result in these real estate professionals receiving more compensation from us than they currently receive from our Advisor; and

●	whether and when we seek to sell the company or its assets or to seek a merger of the company, including with companies affiliated or sponsored or managed by our Sponsor, our Advisor or their affiliates, any of which may entitle our Advisor to an exit fee, or seek a listing or quotation of our common shares, which would not entitle our Advisor to an exit fee.

No Independent Underwriter

As part of our strategy to reduce costs and to maximize the amount of offering proceeds that can be invested, we have conducting our Offering without the aid of an independent underwriter. While this has the benefit of reducing costs, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities.

License Agreement

We have entered into a license agreement with our Sponsor, pursuant to which our Sponsor has granted us a non-exclusive, royalty free license to use the name “HappyNest”. See Item 3 “Directors and Officers—License Agreement”.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers, providing for procedures for indemnification and advancements by us of certain expenses and costs by us to the fullest extent permitted by law relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as an officer or director.

Item 6.	Other Information

None.

Item 7.	Financial Statements

HAPPYNEST REIT, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Independent Auditor’s Report

To the Board of Directors and Stockholders
of HappyNest REIT, Inc.

Opinion

We have audited the accompanying financial statements of HappyNest REIT, Inc. (a Maryland corporation), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HappyNest REIT, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of HappyNest REIT, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about HappyNest REIT, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of HappyNest REIT, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about HappyNest REIT, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Assurance Dimensions

Margate, Florida

April 30, 2023

HAPPYNEST REIT, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2022	As of December 31, 2021
Assets
Cash and cash equivalents	$531,625	$87,220
Related party receivable	155,873	143,072
Equity investments in real estate	434,811	690,435
Investment in limited partnerships	1,350,000	-
Investment receivable	27,883	-
Loan receivable	-	250,000

Total assets	$2,500,192	$1,170,727

Liabilities and Stockholders’ Equity
Due to affiliates	$165,344	$67,356
Due to limited partnership investment	95,954	-

Total liabilities	261,298	67,356

Stockholders’ equity:
Preferred stock, $0.001 par value; 50,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, $0.001 par value; 200,000,000 shares authorized; 271,650 and 145,599 shares issued and outstanding, respectively	27	14
Additional paid-in capital	2,499,273	1,254,920
Accumulated deficit	(260,406)	(151,563)

Total stockholders’ equity	2,238,894	1,103,371

Total liabilities and stockholders’ equity	$2,500,192	$1,170,727

See notes to consolidated financial statements.

HAPPYNEST REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022	Year Ended December 31, 2021
Equity in earnings of equity method investment in real estate, net	$90,681	$49,326
Equity in income from cost method investments in limited partnerships	36,865	-
Total revenues	127,546	49,326

Operating expenses	217,793	112,690

Loss from operations	(90,247)	(63,364)

Other income (expense), net	(18,596)	224

Loss before income tax	(108,843)	(63,140)

Income tax expense	-	-

Net loss	$(108,843)	$(63,140)

Loss per common share:
Basic	$(0.58)	$(0.69)
Diluted	$(0.58)	$(0.69)

Weighted-average common shares outstanding:
Basic	$188,559	$91,479
Diluted	$188,559	$91,479

See notes to consolidated financial statements.

HAPPYNEST REIT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

							Total
	Preferred Stock		Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance - December 31, 2020	-	$-	91,975	$9	$686,404	$(88,423)	$597,990

Issuance of common stock	-	-	58,369	6	583,685	-	583,691

Repurchase of shares	-	-	(4,745)	(1)	(47,449)	-	(47,450)

Stock-based compensation	-	-	-	-	75,000	-	75,000

Distributions paid	-	-	-	-	(42,720)	-	(42,720)

Net loss	-	-	-	-	-	(63,140)	(63,140)

Balance - December 31, 2021	-	$-	145,599	$14	$1,254,920	$(151,563)	$1,103,371

Issuance of common stock	-	-	134,584	14	1,345,820	-	1,345,834

Repurchase of shares	-	-	(8,533)	(1)	(85,326)	-	(85,327)

Stock-based compensation	-	-	-	-	75,000	-	75,000

Distributions paid	-	-	-	-	(91,141)	-	(91,141)

Net loss	-	-	-	-	-	(108,843)	(108,843)

Balance - December 31, 2022	-	$-	271,650	$27	$2,499,273	$(260,406)	$2,238,894

See notes to consolidated financial statement

HAPPYNEST REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Operating activities:
Net loss	$(108,843)	$(63,140)
Stock-based compensation	75,000	75,000
Equity in earnings of equity method investment in real estate, net	(90,681)	(49,326)
Earnings from investments in limited partnerships	(36,865)	-
Distributions received from equity investments in real estate	18,325	26,116
Distributions received from limited partnerships	8,982	-
Loss on equity method investment in real estate	21,861	-
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Changes in operating assets and liabilities:
Due to affiliates	97,988	30,662

Net cash (used in) provided by operating activities	(14,233)	19,312

Net cash used in investing activities
Investment in equity investments in real estate	-	(150,000)
Distributions received from sale of equity method investment	306,118	-
Investment in limited partnerships	(1,254,046)	-
Loan receivable	250,000	(250,000)

Net cash used in investing activities	(697,928)	(400,000)

Net cash provided by financing activities
Proceedings from issuance of common stock	1,159,527	420,000
Distribution payments	(2,961)	(6,076)

Net cash provided by financing activities	1,156,566	413,924

Net change in cash and cash equivalents	444,405	33,236

Cash and cash equivalents, beginning of period	87,220	53,984

Cash and cash equivalents, end of period	$531,625	$87,220

Supplemental disclosure of non-cash financing activity:
Change in related party receivable	$12,801	$63,915
Reinvested Dividends	$88,179	$57,742
Issuance of Bonus Shares	$47,486	$5,390
Stock repurchased through related party account	$85,327	$47,450

See notes to consolidated financial statements.

HAPPYNEST REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1.	Business and Organization

Nature of Operations

HappyNest REIT, Inc. (“HappyNest”), was incorporated in the State of Maryland on February 14, 2018. HappyNest intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. HappyNest is headquartered in Charlotte, North Carolina and was formed for the purpose of providing the opportunity to invest in a low-cost, professionally managed portfolio of commercial real estate assets to investors who have, until recently, had limited access to these types of investments.

HappyNest is externally managed by its advisor HappyNest Advisors, LLC (“Advisor”), which is an affiliate of its Sponsor, HappyNest Holdings, LLC, (the “Sponsor”), formerly known as Vitellus, LLC.

The Company’s Offering (the “Offering”) is being sold on a “best efforts” basis and consists of a minimum of $300,000 of its shares of its common stock, at an initial offering price of $10.00 per share. A maximum of $50 million in HappyNest’s common shares may be sold to the public in this Offering at an initial offering price of $10.00 per share in accordance with Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). HappyNest has the authority to issue up to 200 million common shares.

The Company met its minimum offering of $300,000 (not including $200,000 from its Sponsor) on April 24, 2020 and commenced operations. As of December 31, 2022, the aggregate amounts raised by the Company was $2,390,776.

An affiliated entity through common ownership was formed during 2020 and named HappyNest Operating Partnership, L.P. (“Operating Partnership”). HappyNest contributed $200 in capital contributions for 100% ownership interest in the Operating Partnership, and HappyNest is the sole General Partner of the Operating Partnership.

During September 2021, two affiliated entities through common ownership were formed and named HNR Donna One, LLC (“HNR Donna”) and HNR Salem One, LLC (“HNR Salem”). Both entities are wholly owned subsidiaries of the Operating Partnership.

During July and August 2022, additional affiliated entities through common ownership were formed and named HNR Rainbow I, LLC (“HNR Rainbow”), HNR West Tech LLC (“HNR West Tech”), and HNR Fleetwood LLC (“HNR Fleetwood”), which are all wholly owned subsidiaries of the Operating Partnership.

The Company is not registered as an investment company under the Investment Company Act of 1940, as amended.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of HappyNest and its wholly owned subsidiary HappyNest Operating Partnership, L.P. (collectively referred to as the “Company”). All significant intercompany balances and transactions have been eliminated.

Risks and Uncertainties

As a result of the global outbreak of the coronavirus (“COVID-19”), economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results. The Company is unable to quantify the impact COVID-19 may have on its financial results at this time.

2.	Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

3.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all money market accounts and other highly liquid financial instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high quality banking institutions which are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. From time to time, the Company may maintain cash balances at certain institutions in excess of FDIC limits.

Equity Investments in Real Estate

Equity method investments in real estate are presented in the consolidated financial statements using the equity method of accounting since the Company does not control the joint venture. Under the equity method, the investment is initially recorded at the original investment amount, plus additional amounts invested, and are subsequently adjusted for the Company’s share of the undistributed earnings or losses and distributions from the underlying entity. The Company records realized gains and losses on the sale of these investments in other income (expense), net on the statements of operations.

Investments in Limited Partnerships

Investments in limited partnership arrangements are accounted for using the cost method based on the Company’s ownership interest. Under the cost method, the Company increases its investment for contributions and decreases its investment for distributions of capital. Distributions of profit are recorded in equity in income on the Company’s consolidated statements of operations. An impairment is recorded to reduce the carrying value of other investments to their estimated fair value whenever management believes the carrying value has been permanently impaired. Any impairment loss is included in the provision for decline in carrying value of investments in the consolidated statement of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. In addition, management’s assessment of the Company’s ability to continue as a going concern involves the estimation of the amount and timing of future cash inflows and outflows. On an ongoing basis, the Company evaluates its estimates, judgements, and methodologies. The Company bases its estimates on industry experience and on various other assumptions believed to be reasonable. Due to the inherent uncertainty involved in making estimates, actual results could differ materially from those estimates.

3.	Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Stock-based Compensation

The measurement and recognition of compensation expense for all stock-based payment awards are based on estimated fair values. Awards granted are valued at fair value and any compensation expense is recognized on a straight-line basis over the requisite service periods of each award.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of stock options, if any.

Organizational, Offering and Related Costs

The Company’s Sponsor, Advisor or their affiliates intend to initially pay all of the costs associated with the organization and the offering of the Company’s common shares. If any of these costs are paid by the Advisor or affiliates of the Advisor or Sponsor, the Sponsor will be responsible for reimbursing the Advisor or its affiliates. At the election of the Company’s Sponsor, the Company will start to reimburse their Sponsor, without interest, for these organization and offering costs incurred both before and after such date. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Company’s Offering; provided, however, no reimbursement will be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until our Sponsor has been reimbursed in full.

The Company records a liability for organizational costs and offering costs payable to the Sponsor when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. When recorded by the Company, organization costs are expensed as incurred, and offering costs are netted against the proceeds on a pro rata basis charged to members’ equity as such amounts are reimbursed to the Sponsor from the gross proceeds of the Offering. This reimbursement is subject to a limitation of 3% of the gross offering proceeds received by the Company.

Subject to the forgoing provision, the Company may make reimbursement payments in one or more installments.

3.	Summary of Significant Accounting Policies (Continued)

The Company’s minimum offering amount of $300,000 was met and they began operations on April 24, 2020. The total organization and offering costs incurred from inception through December 31, 2022 and 2021 was approximately $1,700,000 and $1,326,000, respectively, of which approximately $83,000 and $44,000, respectively, is available for reimbursement by the Company to the Sponsor as a result of the limitation to 3% of the total gross proceeds received by the Company in their Offering. The Company recorded approximately $40,000 and $24,000 within operating expenses on the Company’s consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the $83,000 and $44,000, respectively, are included within due to affiliates on the Company’s consolidated balance sheets as the Company’s Sponsor deferred its right to receive payment in reimbursement for the costs incurred by it or its affiliates in connection with the Company’s organization and the Offering.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standsrds Update (“ASU”) 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

4.	Equity Investments in Real Estate

The Company is party to a tenancy in common agreement with undivided interests in two unconsolidated properties which are accounted under the equity method of accounting (i.e. at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting). Effective December 4, 2021, the Company entered into a third tenancy in common agreement, also accounted for under the equity method of accounting. The real estate properties are owned by undivided interest and are subject to joint control by the owners. Consequently, the Company is able to exert significant influence over the operations of the real properties and as such accounts for these investments under the equity method of accounting.

The following table sets forth the Company’s ownership interests in the investments in real estate and their respective carrying values. The carrying values of these investments are affected by the timing and nature of distributions:

					Carrying Value at
Unconsolidated Investments	State	% Owned	Initial Investment	Acquisition Date	December 31, 2022	December 31, 2021
FedEx Freight (1)	IN	2.67%	$250,000	4/24/2020	$284,811	$268,312
CVS Pharmacy (2)	MA	13.548%	252,589	6/22/2020	-	272,123
Kelsey Howard (3)	TX	4.28%	150,000	12/4/2021	150,000	150,000

			$652,589		$434,811	$690,435

4.	Equity Investments in Real Estate (Continued)

The following table sets forth the Company’s share of the equity in earnings of equity method investment in real estate:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
FedEx Freight (1)	$24,020	$21,700
CVS Pharmacy (2)	66,661	27,626
Kelsey Howard (3)	-	-

Ending Balance	$90,681	$49,326

No other-than-temporary impairment charges were recognized during the years ended December 31, 2021 and 2020.

(1)	On April 24, 2020, HNR Fremont purchased an indirect 2.67% tenancy-in-common non-controlling interest in real property in Fremont, IN (the FedEx Property), for an aggregate investment amount of $250,000, through its subsidiary, CPI Fremont Three. The total purchase price of the FedEx Property was $20,079,262 and is subject to a mortgage note. The Company’s Advisor has deferred their fee in the amount of $7,500 related to the acquisition of such property in 2020. As of December 31, 2022 and 2021, this amount is included within due to affiliates on the Company’s consolidated balance sheets. The FedEx Property is subject to a mortgage note with a total principal balance of $11,950,000, which matures on June 1, 2025, and bears interest at a rate of the applicable LIBOR rate plus 1.50%. Under the terms of this mortgage note, the tenants-in common are required to maintain certain financial ratios at specified levels, as defined within the mortgage note. Neither HappyNest REIT, Inc. nor our subsidiary CPI Fremont Three, is a guarantor under the mortgage note. CPI Fremont Three is joint and severally liable for the full balance of the mortgage note along with the other tenants in common, however the mortgagee’s recourse for the enforcement and collection of the obligations under the mortgage note is limited to CPI Fremont Three and its assets and therefore limited to our investment of $250,000. Further, all members of the tenancy in common agreement have indemnified each other to their pro-rata share of the mortgage, therefore the amount outstanding under the mortgage note has not been recorded as a liability as CPI Fremont Three has not agreed to pay any amounts due and does not expect to pay any amounts as we expect that the rental revenues of the property will be utilized to pay the required debt service. As such, no liability has been recorded on the Company’s consolidated balance sheet as of December 31, 2022 and 2021. Revenues for the year ended December 31, 2022 were approximately $1,225,000, with related expenses of approximately $325,000, of which the Company has a 2.67% interest on the income of approximately $900,000. Revenues for the year ended December 31, 2021 were approximately $1,266,000, with related expenses of approximately $453,000, of which the Company has a 2.67% interest on the income of approximately $813,000.

4.	Equity Investments in Real Estate (Continued)

(2)	On June 22, 2020, HNR Easthampton purchased an indirect 13.548% tenancy-in-common noncontrolling interest in real property in East Hampton, MA (the CVS Property), for an aggregate investment amount of $252,589, through its subsidiary, CPI East Hampton III. The total purchase price of the CVS Property was $5,340,000 and is subject to a mortgage note. The Company’s Advisor has deferred their fee in the amount of $7,500 related to the acquisition of such property in 2020. As of December 31, 2022 and 2021, this amount is included within due to affiliates on the Company’s consolidated balance sheets. The CVS Property is subject to a mortgage note with a total principal balance of $3,740,000, which matures on June 20, 2030, and bears interest at a rate of the applicable LIBOR rate plus 1.80%. Under the terms of this mortgage note, the tenants-in common are required to maintain certain financial ratios at specified levels, as defined within the mortgage note. Neither HappyNest REIT, Inc. nor our subsidiary CPI Easthampton III, is a guarantor under the mortgage note. CPI Easthampton III is joint and severally liable for the full balance of the mortgage note along with the other tenants in common, however the mortgagee’s recourse for the enforcement and collection of the obligations under the mortgage note is limited to CPI Easthampton III and its assets and therefore limited to our investment of $252,589. Further, all members of the tenancy in common agreement have indemnified each other to their pro-rata share of the mortgage, therefore the amount outstanding under the mortgage note has not been recorded as a liability as CPI Easthampton III has not agreed to pay any amounts due and does not expect to pay any amounts as we expect that the rental revenues of the property will be utilized to pay the required debt service. As such, no liability has been recorded on the Company’s consolidated balance sheet as of December 31, 2022 or 2021. Revenues for the year ended December 31, 2022 were approximately $725,000, with related expenses approximately $233,000, of which the Company has a 13.548% interest on the income of approximately $492,000. Revenues for the year ended December 31, 2021 were approximately $345,000, with related expenses approximately $141,000, of which the Company has a 13.548% interest on the income of approximately $204,000. On December 30, 2022, the CVS Property was sold for a sales price of approximately $6,000,000. Proceeds from the sale totaled approximately $2,260,000, net of repayment of approximately $3,540,000 of outstanding senior loans and closing costs of approximately $200,000. The Company’s final distribution received from the sale totaled approximately $306,000. The Company recorded a loss on this investment of approximately $22,000 which is recorded to other income (expense), net in the Company’s consolidated statements of operations for the year ended December 31, 2022.

(3)	On December 4, 2021, HNR Donna purchased an indirect 4.28% tenancy-in-common noncontrolling interest in real property in Austin, TX (the Kelsey Howard Lane Apartment Homes Property), for an aggregate investment amount of $150,000. The total purchase price of the Kelsey Howard Lane Apartment Homes Property was $9,785,600 and the development partnership has arranged to borrow approximately $56,300,000 from a banking institution to partially finance the acquisition and development of the project. The Company’s Advisor has deferred their fee in the amount of $4,500 related to the acquisition of such property in 2021. This amount is recorded within operating expenses on the Company’s consolidated statements of operations for the year ended December 31, 2021. As of December 31, 2022 and 2021, this amount is included within due to affiliates on the Company’s consolidated balance sheet. Neither HappyNest REIT, Inc. nor it’s subsidiary HNR Donna, is a guarantor under the investment agreement. HNR Donna is joint and severally liable for the full balance of the purchase price along with the other tenants in common, however the recourse for the enforcement and collection of the obligations under the loan is limited to HNR Donna and its assets and therefore limited to our investment of $150,000. Further, all members of the tenancy in common agreement have indemnified each other to their pro-rata share of the debt, therefore the amount outstanding under the loan has not been recorded as a liability as HNR Donna has not agreed to pay any amounts due and does not expect to pay any amounts as we expect that the rental revenues of the property will be utilized to pay the required debt service. As such, no liability has been recorded on the Company’s consolidated balance sheet as of December 31, 2022 and 2021. There was no revenue earned or expenses incurred for this property for the year ended December 31, 2022 and 2021.

5.	Investments in Limited Partnerships

On July 6, 2022, HNR Rainbow purchased a 0.66% pro rata share investment in Rainbow Realty Group, II, LLC, pursuant to a subscription agreement for an aggregate investment amount of $300,000. As of December 31, 2022, the Company only paid approximately $204,000 of the total investment amount owed, with the remaining $96,000 being recorded as a liability on the Company’s balance sheet. For the year ended December 31, 2022, the Company received cash distributions from this investment of approximately $1,800, with approximately $3,600 of distributions of profits still owed to the Company which is recorded as a receivable on the Company’s consolidated balance sheet as of December 31, 2022. Total distributions of profits recorded in equity in income on the Company’s consolidated statements of operations are approximately $5,400 for the year ended December 31, 2022.

On July 12, 2022, HNR West Tech purchased a 1.39% pro rata share investment in West Tech Industrial Property Investors LP, pursuant to a subscription agreement for an aggregate investment amount of $200,000. For the year ended December 31, 2022, the Company received cash distributions from this investment of approximately $3,400, with approximately $2,800 of distributions of profits still owed to the Company which is recorded as a receivable on the Company’s consolidated balance sheet as of December 31, 2022. Total distributions of profits recorded in equity in income on the Company’s consolidated statements of operations are approximately $6,200 for the year ended December 31, 2022.

On July 18, 2022, HNR Salem purchased a 0.5867% pro rata share investment in Founder Class Shares in Trevian Capital Debt Fund, LP, pursuant to a subscription agreement for an aggregate investment amount of $250,000. For the year ended December 31, 2022, the Company received cash distributions from this investment of approximately $3,800, with approximately $4,600 of distributions of profits still owed to the Company which is recorded as a receivable on the Company’s consolidated balance sheet as of December 31, 2022. Total distributions of profits recorded in equity in income on the Company’s consolidated statements of operations are approximately $8,400 for the year ended December 31, 2022.

On August 12, 2022, HNR Fleetwood purchased a 3.48755% pro rata share investment in Fleetwood 3MC, LLC, pursuant to a subscription agreement for an aggregate investment amount of $200,000. For the year ended December 31, 2022, the Company received no cash distributions from this investment, with approximately $3,700 of distributions of profits still owed to the Company which is recorded as a receivable on the Company’s consolidated balance sheet as of December 31, 2022. Total distributions of profits recorded in equity in income on the Company’s consolidated statements of operations are approximately $3,700 for the year ended December 31, 2022.

On October 6, 2022, the Company purchased a 2.50% pro rata share investment in Bonner Carrington Credit Partners I, LLC, pursuant to a subscription agreement for an aggregate investment amount of $400,000. For the year ended December 31, 2022, the Company received no cash distributions from this investment, with approximately $13,200 of distributions of profits still owed to the Company which is recorded as a receivable on the Company’s consolidated balance sheet as of December 31, 2022. Total distributions of profits recorded in equity in income on the Company’s consolidated statements of operations are approximately $13,200 for the year ended December 31, 2022.

6.	Related Party Transactions

Compensation, Expense Reimbursement, and Advisor Participation Interest

The Sponsor, Advisor, and Affiliates will be entitled to reimbursement for organization and offering expenses incurred in conjunction with the Offering on, or after, the date the minimum offering amount is met. The Company will reimburse the Sponsor, Advisor, and affiliates for actual expenses incurred on behalf of the Company in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by third parties of the transaction, whether or not the Company ultimately acquires or originates the investment. These reimbursements are subject to the reimbursement limits described in the Offering.

The Company will reimburse the Advisor for any out-of-pocket expenses paid to third parties in connection with the transaction, which also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Advisor and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. The Advisor is not entitled to reimbursement for overhead, including employee costs borne by the Advisor, utilities or technology costs. See Note 3 - Summary of Significant Accounting Policies - Organizational, Offering and Related Costs. For the years ended December 31, 2022 and 2021, the Company incurred no such fees.

Sponsor and Subscriber Administration Fee

The Sponsor shall be entitled to charge each HappyNest user account an administrative fee of up to $1 per month. This administrative fee, if any, will be deducted from the bank account linked to the user’s HappyNest account on a monthly basis, and there will be no liability to the Company.

No such fees have been paid or accrued as of December 31, 2022 and 2021, and the Sponsor has not collected or contributed to the Sponsor fee as of December 31, 2022 and 2021.

Asset Management Fee

The Company will pay its Advisor a monthly fee of 0.0417% of total investment value. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of our assets before reserves for amortization and depreciation, impairments or other similar non-cash reserves. For the years ended December 31, 2022 and 2021, the Company incurred asset management fees in the amount of approximately $5,600 and $2,600, respectively, which is recorded within operating expenses on the Company’s consolidated statements of operations. As of December 31, 2022 and 2021, these amounts are included within due to affiliates on the Company’s consolidated balance sheets.

Acquisition Fees

For each acquisition, the Company will pay its Advisor 3.0% of the Contract Price (as defined in the “Articles of Incorporation”, as amended on February 14, 2019) of each property acquisition. The total of all acquisition fees and acquisition expenses shall be reasonable and shall not exceed 6.0% of the Contract Price (as defined in “Articles of Incorporation”, as amended on February 14, 2019) of each property acquisition. However, a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company. This fee will be paid to our Advisor upon each real estate investment or any other investment by the Company. For the years ended December 31, 2022 and 2021, the Company incurred acquisition fees in the amount of approximately $28,500 and $4,500, respectively, which are recorded within operating expenses on the Company’s consolidated statements of operations. As of December 31, 2022 and 2021, these amounts are included within due to affiliates on the Company’s consolidated balance sheets.

6.	Related Party Transactions (Continued)

Disposition Fees

For substantial assistance in connection with the sale of properties or other investments, the Company will pay its Advisor 3.0% of the Contract Price (as defined in “Articles of Incorporation”, as amended on February 14, 2019) of each property (including all fees and expenses). The disposition fees paid by the Company may not exceed 6.0% of the Contract Price (as defined in “Articles of Incorporation”, as amended on February 14, 2019) of a property when aggregated with all other broker fees paid by or on behalf of the Company in connection with its disposition, excluding fees and expenses. This fee will be paid to the Company’s Advisor upon each disposition by the Company. There was no disposition fee incurred for the year ended December 31, 2021. The Company incurred a disposition fee in the amount of approximately $24,000 for the year ended December 31, 2022 related to the disposition of the CVS Property, which is recorded within operating expenses on the Company’s consolidated statements of operations. As of December 31, 2022, this amount is also included within due to affiliates on the Company’s consolidated balance sheet.

Property Management Fees

If the Company’s Advisor or its affiliates provides property management services for its real estate investments, the Company will pay fees up to 1.00% of effective gross revenues from the properties managed. The Company also will reimburse the Advisor or its affiliates for property-level expenses that it pays or incurs on its behalf. This does not include the Advisor’s overhead, employee costs borne by the Advisor, utilities or technology costs. The Advisor or its affiliates may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services. For the years ended December 31, 2022 and 2021, the Company incurred no property management fees.

Advisory Agreement

During February 2019, the Company entered into an Advisory Agreement with an advisor to manage, operate, direct, and supervise the operations of the Company. The Company shall pay the advisor fees as defined within the agreement, plus related expense reimbursements. This agreement is in effect for a period of one year and may be renewed for successive one-year terms upon mutual consent from both parties. This Advisory Agreement has been renewed by the Company with no changes made to the original agreement and has a new termination date of February 19, 2024. The Company will pay for all related fees under this agreement when incurred. For the years ended December 31, 2022 and 2021, no fees were incurred under this agreement.

Related Party Receivable

Cash that is received from sales of the Company’s common stock are initially housed in a bank account that is held by a related party through common ownership. Once the stock transaction is officially cleared, the cash gets transferred to a bank account that is held directly by the Company. As of December 31, 2022 and 2021, there was $155,873 and $143,072, respectively, in the related party bank account and is included within related party receivable on the Company’s consolidated balance sheets.

Related Party Investments

The Company’s investments in Kelsey Howard Lane Apartment Homes Property for $150,000 during 2021 and Bonner Carrington Credit Partners I, LLC for $400,000 during 2022 are considered related party transactions, due to these investment companies holding investments in the Company’s Sponsor. The Company recorded gains on these related party investments of $13,200 and $0 for the years ended December 31, 2022 and 2021, respectively.

7.	Stockholders’ Equity

Preferred Stock

As of December 31, 2022 and 2021, the Company has 50 million shares of $0.001 par value preferred stock authorized and available to issue for purposes of any future business transactions. All 50 million shares remained unissued as of December 31, 2022.

Authority is expressly vested in the Board, to authorize the issuance of one or more series of preferred stock without approval of the Company’s common stockholders. The Board may determine the relative rights, preferences and privileges of each class or series of preferred stock issued, which may be more beneficial than the rights, preferences and privileges attributable to the Company’s common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. The Company’s Board has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval. A majority of the Company’s independent directors who do not have an interest in the transaction must approve any issuance of preferred stock. The independent directors are authorized by the Company’s charter to consult with company counsel or independent counsel at the Company’s expense before deciding whether to approve the issuance of preferred stock.

Common Stock

The Company has 200 million shares of $0.0001 par value common stock authorized. As of December 31, 2022 and 2021, 271,650 and 145,599 shares of common stock were issued and outstanding, respectively.

During the years ended December 31, 2022 and 2021, the Company issued 134,584 and 58,369 shares of common stock at a price of $10.00 per share, resulting in gross proceeds of $1,345,834 and $583,691, respectively. Included in the 134,584 and 58,369 shares are 5,433 and 684 bonus shares, respectively, which were issued to shareholders as a marketing promotion to attract new investors. The Company recorded marketing expenses related to the bonus shares during the years ended December 31, 2022 and 2021 of approximately $43,000 and $7,000, respectively, which are recorded to operating expenses within the Company’s statements of operations. The Company also repurchased 8,533 and 4,745 shares of common stock during the years ended December 31, 2022 and 2021, respectively, at a price of $10 per share, resulting in a value of $85,327 and $47,450, respectively. As a result, net shares of common stock issued during the years ended December 31, 2022 and 2021 was 126,051 and 53,624, respectively, and resulted in net proceeds of $1,260,507 and $536,241, respectively. The Company has a related party receivable in relation to its stock issuances of $155,873 and $143,072 as of December 31, 2022 and 2021, respectively.

The holders of shares of the Company’s common stock are entitled to one vote per share on all matters submitted to a stockholder vote, including the election of the Company’s directors. The Company’s charter does not provide for cumulative voting in the election of its directors. Therefore, the holders of a majority of the Company’s outstanding shares of common stock can elect the entire Company Board. Unless applicable law requires otherwise, and except as the Company’s charter may provide with respect to any series of preferred stock that the Company may issue in the future, the holders of the Company’s common stock will possess exclusive voting power.

7.	Stockholders’ Equity (Continued)

Common Stock (Continued)

Holders of shares of the Company’s common stock are entitled to receive such distributions as declared from time to time by the Company’s Board out of legally available funds, subject to any preferential rights of any preferred stock that the Company may issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after the Company pays its liabilities and any preferential distributions owed to preferred stockholders. Holders of shares of our common stock do not have preemptive rights, which means that such holders will not have an automatic option to purchase any new shares that the Company decides issue, nor do holders of the Company’s shares of common stock have any preference, conversion, exchange, sinking fund, or appraisal rights. The Company’s shares of common stock, when purchased and paid for and issued in accordance with the terms of the Offering Circular, will be legally issued, fully paid and non-assessable.

Equity Incentive Plan

Effective December 2018, the Company approved the HappyNest REIT, Inc. 2018 Equity Compensation Plan (the “Plan”), and reserved 750,000 shares of the Company’s common stock, $0.0001 par value, for issuance under the Plan. The restricted stock shall be granted at an exercise price per share equal to at least the fair market value of the shares of common stock on the date of grant. Participants will generally have all rights of a stockholder of the Company from grant date until forfeiture, if any.

No shares were granted during the years ended December 31, 2022 and 2021 under the Plan, with 30,000 shares granted previously. The restricted shares vest ratably over a four-year period commencing on their respective grant dates, with twenty-five percent of the number of shares vesting on each one-year anniversary of their respective grant date, provided that the grantee continues to provide their respective services to the Company through the applicable vesting date. During the years ended December 31, 2022 and 2021, 7,500 restricted shares have vested, respectively.

The fair value of the restricted shares granted were based on the fair value of the Company’s stock as determined by management. This resulted in the recognition of stock-based compensation expense of $75,000 being recognized for the years ended December 31, 2022 and 2021, respectively, and is included in operating expenses in the accompanying consolidated statements of operations.

A summary of the Company’s restricted stock grant activity is as follows:

	Number of Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at December 31, 2020	$25,000	$10.00
Granted	-	-
Vested	(7,500)	10.00
Forfeited	-	-

Unvested at December 31, 2021	17,500	10.00
Granted	-	-
Vested	(7,500)	10,00
Forfeited	-	-

Unvested at December 31, 2022	$10,000	$10.00

7.	Stockholders’ Equity (Continued)

Equity Incentive Plan (Continued)

The total fair value of shares that vested was $75,000 for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, total unrecognized stock-based compensation expense of $83,333 and $158,333, respectively, is expected to be recognized over the remaining contractual term of 1.11 and 2.11 years, respectively.

Dividend Reinvestment Plan

Effective December 2018, the Company approved a Dividend Reinvestment Plan, offering up to 500,000 shares of the Company’s common stock, $0.0001 par value, for an initial offering price which will equal the most recently determined Net Asset Value (“NAV”) per share. The Company’s NAV per share will be the amount determined on a semi-annual basis in accordance with the Company’s valuation policy. As of December 31, 2022 and 2021, the NAV was determined by management to be $10 per share. During the years ended December 31, 2022 and 2021, the Company issued 8,818 and 4,080 shares of common stock, respectively, under the Dividend Reinvestment Plan (see Note 8).

8.	Distributions

During the year ended December 31, 2022, the Company declared three separate dividends, all valued at $0.15 per common share outstanding, which resulted in distributions payable to its stockholders in the amount of approximately $91,000. These dividends consisted of 8,818 shares of the Company’s common stock issued under the Company’s Dividend Reinvestment Plan (see Note 7), with the rest being paid out in cash of approximately $2,900.

During the year ended December 31, 2021, the Company declared three separate dividends valued at $0.15, $0.15 and $0.075 per common share outstanding which resulted in distributions paid to its stockholders in the amount of approximately $43,000. These dividends consisted of 4,080 shares of the Company’s common stock issued under the Company’s Dividend Reinvestment Plan (see Note 7), with the rest being paid out in cash of approximately $1,900.

9.	Loans Receivable

During December 2021, the Company extended a loan to an unrelated entity under a promissory note agreement in the amount of $250,000 for a potential new investment opportunity that never commenced. The loan receivable had a maturity date of March 1, 2022 bearing interest at 6% per annum. The Company received full payment of the loan, plus accrued interest, on its maturity date.

10.	Subsequent Events

In preparing the accompanying consolidated financial statements, the Company has evaluated subsequent events through April 30, 2023

Common Stock

As of April 15, 2023, the Company issued an additional 32,467 shares of common stock at a price of $10.00 per share, resulting in gross proceeds of $324,671.

In 2023, the Company declared a Share Repurchase of approximately 20,000 common shares which resulted in a payment to qualifying stockholders in the amount of approximately $200,000.

Dividend Distribution

During January 2023, the Company declared a dividend of $0.15 per common share outstanding which resulted in a dividend paid to its stockholders in the amount of approximately $39,000.

Investments in Limited Partnerships

Through April 19, 2023, the Company wired an additional $77,764 towards its investment in Rainbow Realty Group II.

Item 8.

Index to Exhibits

Exhibit No.	Description
2.1†	Articles of Amendment and Restatement of HappyNest REIT, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on February 15, 2019).

2.2†	Amended and Restated Bylaws of HappyNest REIT, Inc. (incorporated by reference to Exhibit 2.2 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on February 15, 2019).

4.1†	Form of Subscription Agreement (incorporated by reference to Appendix A to the Offering Circular included in the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on July 12, 2019).

4.2†	Form of Share Repurchase Program (incorporated by reference to Exhibit 4.2 to the Registrant’s Draft Offering Statement on Form 1-A (File No. 367-00152) filed on May 23, 2018).

4.3†	Form of Dividend Reinvestment Plan (incorporated by reference to Appendix B to the Offering Circular included in the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on July 12, 2019).

6.1†	Form of Advisory Agreement between HappyNest REIT, Inc. and HappyNest Advisors, LLC (incorporated by reference to Exhibit 6.1 to the Registrant’s Draft Offering Statement on Form 1-A (File No. 367-00152) filed on December 4, 2018).

6.2†	Form of License Agreement between HappyNest REIT, Inc. and Vitellus, LLC (incorporated by reference to Exhibit 6.2 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on April 18, 2019).

6.3†	Form of Agreement of Limited Partnership of HappyNest Operating Partnership Agreement, L.P. (incorporated by reference to Exhibit 6.3 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on December 27, 2018).

6.4†	HappyNest REIT 2018 Equity Compensation Plan (incorporated by reference to Exhibit 6.4 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on December 27, 2018).

6.5†	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 6.5 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on December 27, 2018).

6.6†	Form of Indemnification Agreement (incorporated by reference to Exhibit 6.6 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on December 27, 2018).

6.7†	Tenancy In Common Agreement made as of April 24, 2020, by and among CPI Fremont Three LLC and other investors (incorporated by reference to Exhibit 6.1 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on April 30, 2020).

6.8†	Mortgage Note made as of April 24, 2020, by and among CPI Fremont Three LLC and other investors in favor of People’s United Bank, National Association (incorporated by reference to Exhibit 6.2 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on April 30, 2020).

6.9†	Tenancy In Common Agreement made as of June 22, 2020, by and among CPI East Hampton I, LLC, CPI East Hampton II, LLC and CPI East Hampton III, LLC (incorporated by reference to Exhibit 6.1 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on June 29, 2020).

6.10†	Loan Agreement made as of June 22, 2020, by and between Centreville Bank and CPI East Hampton I, LLC, CPI East Hampton II, LLC, and CPI East Hampton III, LLC (incorporated by reference to Exhibit 6.2 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on June 29, 2020).

6.11†	Subscription Agreement made as of December 4, 2021 by and between The Kelsey Howard Lane Partners LLP and HNR Donna One LLC (incorporated by reference to Exhibit 6.1 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on December 9, 2021).

6.12†	Promissory Note dated as of December 28, 2021, by and among CPI Berlin I, LLC and HappyNest REIT, Inc (incorporated by reference to Exhibit 6.1 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on December 29, 2021.

6.13†	Subscription Agreement made as of July 6, 2022, by and between HNR Rainbow I LLC and Rainbow Realty Group II LLC (incorporated by reference to Exhibit 6.1 to the Registrant's Current Report on Form 1-U (File No. 24R-00235) filed on July 12, 2022).

6.14†	Subscription Agreement made as of July 6, 2022, by and between HNR West Tech LLC and West Tech Industrial Property Investors LP (incorporated by reference to Exhibit 6.2 to the Registrant's Current Report on Form 1-U (File No. 24R-00235) filed on July 12, 2022).

6.15†	Subscription Agreement made as of July 18, 2022, by and between HNR Salem One LLC and Trevian Capital Debt Fund, LP (incorporated by reference to Exhibit 6.1 to the Registrant's Current Report on Form 1-U (File No. 24R-00235) filed on July 22, 2022).

6.16†	Subscription Agreement made as of August 12, 2022, by and between HNR Fleetwood LLC and Fleetwood 3MC, LLC (incorporated by reference to Exhibit 6.1 to the Registrant's Current Report on Form 1-U (File No. 24R-00235) filed on August 18, 2022).

6.17†	Real Estate Purchase Agreement made as of December 19, 2022, by and between CPI East Hampton I, LLC, CPI East Hampton II, LLC, and CPI East Hampton III, LLC (collectively "Seller"), and Weny Pat LLC ("Purchaser"). (incorporated by reference to Exhibit 6.1 to the Registrant's Current Report on Form 1-U (File No. 24R-00235) filed on January 6, 2023).

11.1**	Consent of Assurance Dimensions

**	Filed herewith.
†	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 30, 2023.

HappyNest REIT, Inc.

By:	/s/ Jesse Prince
	Name:	Jesse Prince
	Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jesse Prince	Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director	April 30, 2023
Jesse Prince

/s/ Thomas K. Engberg	Director	April 30, 2023
Thomas K. Engberg

/s/ Ryan Severino	Director	April 30, 2023
Ryan Severino

/s/ Christopher Caltabiano	Director	April 30, 2023
Christopher Caltabiano

/s/ Lindsay Ornstein	Director	April 30, 2023
Lindsay Ornstein

/s/ Justin R. Algor	Director	April 30, 2023
Justin R. Algor

/s/ Allan Grafman	Director	April 30, 2023
Allan Grafman